
02032594

1-15106


SEC MAIL
RECEIVED
PROCESSING
APR 25 2002
WASH, D.C.
155
SECTION

P.E.
4-16-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAY 08 2002
THOMSON FINANCIAL

For the month of April 16, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐

No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date April 16, 2002

By: [signature]
Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS


SEC MAIL
RECEIVED
PROCESSING
APR 25 2002
WASH. D.C.
155
SECTION

PricewaterhouseCoopers
Rua da Candelária, 65 11º - 15º
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319

Report of Independent Accountants

To the Board of Directors and Stockholders
Petróleo Brasileiro S.A. - PETROBRAS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity, present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 2(i) and 10, PETROBRAS has been subject to significant Brazilian Federal Government regulation and new regulations were implemented in July 1998 that significantly changed the regulation of the Brazilian oil and gas market.



PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

March 31, 2002

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars

	As of December 31	
Assets	**2001**	**2000**
Current assets		
Cash and cash equivalents	7,360	5,826
Accounts receivable, net	2,759	2,211
Inventories	2,399	3,087
Deferred income tax	149	165
Recoverable taxes	664	463
Advances to suppliers	483	268
Other current assets	512	506
	14,326	12,526
Property, plant and equipment, net	19,179	19,237
Investments in non-consolidated companies and other investments	499	530
Other assets		
Accounts receivable, net	212	315
Advances to suppliers	403	496
Petroleum and Alcohol Account - Receivable from Federal Government	81	1,509
Government securities	665	3,542
Unrecognized pension obligation	187	333
Restricted deposits for legal proceedings and guarantees	337	230
Receivable from non-consolidated companies	264	44
Recoverable taxes	164	
Marketable securities	212	30
Other assets	335	344
	2,860	6,843
Total assets	36,864	39,136

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Balance Sheets

Expressed in Millions of United States Dollars, except number of shares **(continued)**

	As of December 31	
Liabilities and stockholders' equity	**2001**	**2000**
Current liabilities		
Trade accounts payable	1,783	2,011
Income taxes	1,695	350
Taxes payable, other than income tax	450	1,266
Short-term debt	1,101	3,128
Current portion of long-term debt	940	952
Current portion of project financings	680	565
Capital lease obligations	298	236
Employee postretirement benefits	117	454
Payroll and related charges	333	289
Dividends payable	93	6
Accrued interest	104	72
Other payables and accruals	450	311
	8,044	9,640
Long-term liabilities		
Employees postretirement benefits	3,380	4,319
Project financings	3,153	2,056
Long-term debt	5,908	4,833
Capital lease obligations	1,930	1,370
Deferred income taxes	717	1,722
Other liabilities	406	338
	15,494	14,638
Minority interest	79	153
Commitments and contingencies (Note 17)		
Stockholders' equity		
Shares authorized and issued (Note 15(ii))		
Preferred stock - 2001 and 2000 - 451,935,669 shares	1,882	1,882
Common stock - 2001 and 2000 - 634,168,418 shares	2,952	2,952
Capital reserve - fiscal incentive	128	37
Accumulated other comprehensive income		
Cumulative translation adjustments	(11,854)	(9,159)
Amounts not recognized as net periodic pension cost	(1,867)	(1,516)
Unrealized gain on available-for-sale securities	13	65
Retained earnings		
Appropriated	6,869	5,988
Unappropriated	15,124	14,456
	13,247	14,705
Total liabilities and stockholders' equity	36,864	39,136

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Statements of Income

Expressed in millions of United States dollars
(Except number of shares and per-share amounts)

	Years ended December 31		
	2001	**2000**	**1999**
Sales of products and services	34,145	35,496	23,467
Less:			
Value-added and other taxes on sales and services	(8,627)	(8,829)	(5,453)
Specific parcel price - PPE (Note 2(i))	(969)	288	(1,656)
Net operating revenues	24,549	26,955	16,358
Cost of sales (net of impact of government regulation of US$ (68), US$ 19 and US$ (143) in 2001, 2000 and 1999, respectively (Note 2(i)))	12,807	13,449	8,210
Depreciation, depletion and amortization	1,729	2,022	2,262
Exploration, including exploratory dry holes	404	440	295
Impairment of oil and gas properties	145	37	
Selling, general and administrative expenses (net of impact of government regulation of US$ (45), US$ (81) and US$ (132) in 2001, 2000 and 1999, respectively (Note 2(i)))	1,751	1,450	1,282
Research and development expenses	132	152	108
Total costs and expenses	16,968	17,550	12,157

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Statements of Income

Expressed in millions of United States dollars
(Except number of shares and per-share amounts) **(continued)**

	Years ended December 31		
	2001	2000	1999
Equity in results of non-consolidated companies	(8)	26	39
Financial income (including financial income on the Petroleum and Alcohol Account of US$ 16, US$ 35 and US$ 95 in 2001, 2000 and 1999 respectively (Note 2(i)))	1,375	1,113	928
Financial expense	(808)	(909)	(715)
Monetary and exchange variation on monetary assets and liabilities, net	(915)	(575)	(2,745)
Employee benefit expense	(594)	(370)	(319)
Other taxes	(295)	(245)	(127)
Loss on government securities (Note 5)	(1,099)	(192)	
Other expenses, net	(445)	(450)	(316)
	(2,789)	(1,602)	(3,255)
Income before income taxes and minority interest	4,792	7,803	946
Income tax expense			
Current	(1,196)	(1,574)	(65)
Deferred	(193)	(949)	(184)
	(1,389)	(2,523)	(249)
Minority interests in net losses of consolidated subsidiaries	88	62	30
Net income for the year	3,491	5,342	727
Net income applicable to each class of shares			
Common/ADS	2,038	3,119	425
Preferred/ADS	1,453	2,223	302
Net income	3,491	5,342	727
Basic and diluted earnings per share (Note 15 (ii))			
Common/ADS and Preferred/ADS	3.21	4.92	0.67
Weighted average number of shares outstanding (Note 15 (ii))			
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	451,935,669	451,935,669	451,935,669

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Statements of Cash Flows

Expressed in Millions of United States Dollars

	Years ended December 31,		
	2001	**2000**	**1999**
Cash flows from operating activities			
Net income for the year	3,491	5,342	727
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, depletion and amortization	1,731	2,043	1,987
Dry hole costs	194	277	148
Loss on property, plant and equipment	811	7	26
Loss on government securities	1,099	192	
Deferred income taxes	193	949	184
Equity in results of non-consolidated companies	8	(26)	(39)
Impairment of oil and gas properties	145	37	
Provision for uncollectible accounts	421	33	188
Minority interest in losses of consolidated subsidiaries	(88)	(62)	(30)
Foreign exchange and monetary loss	807	432	1,730
Gain on exchange of businesses with Repsol-YPF	(500)		
Others	(93)		
Decrease (increase) in assets			
Accounts receivable, net	(102)	(1,067)	(773)
Petroleum and Alcohol Account	1,173	(286)	852
Interest receivable on government securities	(243)	(280)	(384)
Inventories	232	(1,048)	(319)
Advances to suppliers	(240)	(212)	(188)
Prepaid expenses	(206)	(39)	(42)
Recoverable taxes	(422)	(149)	(99)
Others	(47)	(43)	(480)
Increase (decrease) in liabilities			
Trade accounts payable	(64)	865	306
Payroll and related charges	84	(10)	51
Taxes payable, other than income taxes	212	542	632
Employee post-retirement benefits, net of unrecognized pension obligation	(61)	253	50
Hedge activities	123	24	
Accrued interest	58	(13)	64
Other liabilities	27	(47)	233
Net cash provided by operating activities	8,743	7,714	4,824

PETRÓLEO BRASILEIRO S.A. -
PETROBRAS and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars **(continued)**

	Years ended December 31,		
	2001	**2000**	**1999**
Cash flows from investing activities			
Additions to property, plant and equipment	(4,254)	(3,583)	(4,351)
Investment in non-consolidated companies	(222)	(74)	(80)
Dividends received from non-consolidated companies	24	8	28
Restricted deposits for legal proceedings	(140)	(95)	(2)
Time deposit		93	18
Net cash used in investing activities	(4,592)	(3,651)	(4,387)
Cash flows from financing activities			
Short-term debt, net issuances and repayments	(1,648)	(962)	1,962
Proceeds from issuance of long-term debt	2,347	1,535	1,443
Principal payments on long-term debt	(1,023)	(1,325)	(1,192)
Project financings	760	608	208
Payment of lease obligations	(465)	(154)	(101)
Dividends paid to stockholders	(1,702)	(512)	(314)
Dividends paid to minority interests	(23)		(28)
Net cash provided (used in) financing activities	(1,754)	(810)	1,978
Increase (decrease) in cash and cash equivalents	2,397	3,253	2,415
Effect of exchange rate changes on cash and cash equivalents	(863)	(442)	(213)
Cash and cash equivalents at beginning of period	5,826	3,015	813
Cash and cash equivalents at end of period	7,360	5,826	3,015
Cash paid during the period for			
Interest	393	622	374
Income taxes	951	1,473	40
Withholding income tax on financial investments	178	116	55
Non-cash investing and financing transactions during the period			
Capital lease obligations	406	293	442
Project finance expenditures funded by special purpose companies	1,121	1,026	
Net assets acquired in purchased business combination with Repsol - YPF	424		
Transfer of Government securities to PETROS	2,140	216	

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Expressed in Millions of United States Dollars
(Except number of shares and per-share amounts)

	Years ended December 31		
	2001	**2000**	**1999**
Preferred stock	1,882	1,882	1,882
Common stock	2,952	2,952	2,952
Capital reserve - fiscal incentive			
Balance January 1	37	33	35
Transfer from (to) unappropriated retained earnings	91	4	(2)
Balance December 31	128	37	33
Accumulated other comprehensive income			
Cumulative translation adjustments			
Balance January 1	(9,159)	(7,980)	(2,288)
Change in the period	(2,695)	(1,179)	(5,692)
Balance December 31	(11,854)	(9,159)	(7,980)
Amounts not recognized as net periodic pension cost			
Balance January 1	(1,516)	(1,704)	(2,269)
Decrease (increase) in additional minimum liability	(524)	281	843
Tax effect on above	173	(93)	(278)
Balance December 31	(1,867)	(1,516)	(1,704)
Unrealized gain (losses) on available-for-sale Securities			
Balance January 1	65	(79)	(236)
Unrealized gains (losses)	(77)	39	234
Realization of previously unrecognized losses on ELET/SIBR investments (Note 5(a))		175	
Tax effect on above	25	(70)	(77)
Balance December 31	13	65	(79)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Expressed in Millions of United States Dollars
(Except number of shares and per-share amounts) **(continued)**

	Years ended December 31		
	2001	**2000**	**1999**
Appropriated retained earnings			
Legal reserve			
Balance at January 1	648	424	554
Transfer from (to) unappropriated retained earnings	120	224	(130)
Balance at December 31	768	648	424
Unrealized income reserve			
Balance at January 1	1,471	1,630	3,831
Transfer to unappropriated retained earnings	(1,471)	(159)	(2,201)
Balance at December 31		1,471	1,630
Undistributed earnings reserve			
Balance at January 1	3,648	39	2,209
Transfer from (to) unappropriated retained earnings	2,238	3,609	(2,170)
Balance at December 31	5,886	3,648	39
Statutory reserve			
Balance at January 1	221	206	250
Transfer from (to) unappropriated retained earnings	(6)	15	(44)
Balance at December 31	215	221	206
Total appropriated retained earnings	6,869	5,988	2,299

PETRÓLEO BRASILEIRO S.A. -
PETROBRAS and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(Except number of shares and per-share amounts) **(continued)**

	Years ended December 31		
	2001	**2000**	**1999**
Unappropriated retained earnings			
Balance at January 1	14,456	13,319	8,371
Net income for the year	3,491	5,342	727
Cash dividends (per share: 2001 - US$ 1.62 and 2000 - US$ .45 to common and preferred shares; 1999 - US$ .28 to to common shares and US$ .39 to preferred shares)	(1,851)	(512)	(314)
Appropriation (to) from reserves	(972)	(3,693)	4,535
Balance at December 31	15,124	14,456	13,319
Total stockholders' equity	13,247	14,705	10,722
Comprehensive income is comprised as follows:			
Net income for the year	3,491	5,342	727
Cumulative translation adjustments	(2,695)	(1,179)	(5,692)
Amounts not recognized as net periodic pension cost	(351)	188	565
Unrealized gain (loss) on available-for-sale securities	(52)	27	157
Total comprehensive income (loss)	393	4,378	(4,243)

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in Millions of United States Dollars, Unless Otherwise Stated)

1 The Company and its Operations

Petróleo Brasileiro S.A. - PETROBRAS is Brazil's national oil company and, directly or through its subsidiaries (collectively, PETROBRAS or the Company), is engaged in the exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products.

PETROBRAS was incorporated under Law No. 2004 on October 3, 1953. Until November 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the "Federal Government") for purposes of exploiting the Federal Government's constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government's exclusive agent in Brazil's hydrocarbons sector and has been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law 9478 (Petroleum Law) and Law 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also import and export oil products.

2 Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Estimates made by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

(Expressed in Millions of United States Dollars,

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in significant respects from the Brazilian accounting principles applied by PETROBRAS in its statutory financial statements prepared in accordance with the Brazilian Corporate Law and the regulations promulgated by the Brazilian Securities Commission - CVM.

The U.S. dollar amounts for the periods presented have been remeasured or translated from the Brazilian Reais amounts in accordance with Statement of Financial Accounting Standards (SFAS) 52 - Foreign Currency Translation ("SFAS 52") as applicable to entities operating in non-hyperinflationary economies.

Prior to 1998 Brazil was considered to have a highly inflationary economy, defined under SFAS 52 as an economy in which the cumulative inflation rate is approximately 100% or more over a three-year period. During the last quarter of 1997, the Company determined that the Brazilian economy had ceased to be highly inflationary. Accordingly, on January 1, 1998 the Company changed its functional currency from the reporting currency (U.S. dollar) to the local currency (Brazilian real) and translated or remeasured the U.S. dollar amounts of monetary and non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$ 2.3204 and R$ 1.9554 to US$ 1.00 at December 31, 2001 and 2000, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation loss in the amount of US$ 2,695 (2000 - US$ 1,179; 1999 - US$ 5,692) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (CTA) in the statements of comprehensive income and stockholders' equity.

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries in which the Company directly or indirectly has both share and management control. Intercompany accounts and transactions are eliminated.

The following majority-owned subsidiaries are consolidated:

Subsidiary companies	Activity
Petrobras Distribuidora S.A. - BR	Distribution
Petrobras Internacional S.A. - BRASPETRO	International operations
Petrobras Química S.A. - PETROQUISA	Petrochemical
Petrobras Gás S.A. - GASPETRO	Gas transportation
Petrobras Transporte S.A. - TRANSPETRO	Transportation
Petrobras International Finance Company - PIFCO	Marketing
Alberto Pasqualini - REFAP S.A. (1)	Refining
Downstream Participações S.A. (1)	Refining and distribution

(1) Companies incorporated in November 2000 for the purpose of facilitating the exchange of assets discussed in Note 16. In 2001, the Company's interest in REFAP was transferred to Downstream as a capital contribution.

(c) Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at date of acquisition.

(d) Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e) Inventories

Inventories are stated as follows:

- Raw materials comprise principally crude oil inventories, which are stated at the lower of cost (average cost) or market value.
- Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.
- Materials and supplies are stated at average cost, not exceeding replacement value and imports in transit are stated at identified cost.

(f) Investments in non-consolidated companies and government securities

(i) Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 49% of the investee's outstanding voting stock and/or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends.

(ii) Government securities

Until December 28, 2001, the Company held National Treasury Bonds "Series P" (NTN-P) as held-to-maturity securities. On this date, the Company exchanged its NTN-P securities for National Treasury Bonds "Series B" (NTN-B) issued by the Federal Government.

In accordance with SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), the Company accounted for its investments in ELET and SIBR (through February 2000) and accounts for its investment in NTN-B government securities as available-for-sale securities. Accordingly, any unrealized holding gains or losses on available-for-sale securities are recognized as a separate component of stockholders' equity until realized.

(g) Property, plant and equipment

(i) Costs incurred in oil and gas producing activities

The successful efforts method of accounting is used for oil and gas exploration, development and production activities.

Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production could begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs that meet either of these tests are capitalized. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred.

Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

Production costs

Costs incurred with producing wells are expensed as incurred.

Abandonment costs

The estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties' production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. The Company's abandonment liability was US$ 1,369 and US$ 1,588 at December 31, 2001 and 2000, respectively. At December 31, 2001, the total anticipated costs of abandonment were US$ 2,277.

(ii) Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method by individual fields as the proved reserves are produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method by individual fields as the proved developed reserves are produced. Estimated dismantlement, restoration and abandonment costs and estimated salvage values are taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25 years
Equipment and others assets	5-25 years
Platforms	10-25 years

(iii) Impairment

Management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flow model, if the sum of the expected future cash flows is less than the book value.

The Company records assets which management has committed to a plan of disposal at the lower of cost or fair value less incremental direct costs to sell the related assets.

(iv) Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

(v) Capitalized interest

Interest is capitalized on specific projects when construction takes considerable time and involves major expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets.

(h) Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when title has transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is sold to the customer. Differences between these sales and the Company's share of production are routinely adjusted. These differences are not significant. Costs and expenses are accounted for on an accrual basis.

(i) Accounting for the effect of Federal Government regulation

The Brazilian oil and gas industry has been subject to extensive regulation by the Federal Government. PETROBRAS has been used by the Federal Government to implement these various regulations. Since 1996, the Federal Government has introduced several measures to deregulate the oil and gas industry in Brazil, including the enactment of the Oil Law in 1997. One of the consequences of the Oil Law was the implementation of new regulations on July 29, 1998 that significantly changed the Federal Government's regulation of the Brazilian oil and gas market. As a result of the Federal Government regulations during the periods presented, the financial statements may not be comparable to those of other oil and gas companies.

The impact of Federal Government regulation on the Company's operating structure has been recorded in the Petroleum and Alcohol Account. The impact of these regulations are recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured.

The Company's financial statements for the periods presented were impacted by Federal Government regulation in the following ways:

Sales of products and services. Products were sold at prices established by the Federal Government for each type of basic oil product on the basis of political and economic conditions in Brazil.

Net operating revenues. Net operating revenues were determined using actual quantities sold and the realization price, or "PR". The Federal Government determined the PR for each of PETROBRAS' principal oil products, through application of pricing formulas that, with a lag of approximately one-month, reflected changes in the U.S. dollar/real exchange rate and international market prices for benchmark products. The difference between the price at which PETROBRAS sold each of its oil products, net of value added and other taxes on sales, and the PR for that product was the *Parcela de Preços Específica*, or PPE, which has been presented as an adjustment to sales of products and services with a corresponding amount recorded in the Petroleum and Alcohol Account.

Cost of Sales. Import costs are recorded at prices actually paid by the Company. The Company purchased and sold fuel alcohol on behalf of the Federal Government and recorded the net effect of these sales against the Petroleum and Alcohol Account with an offsetting adjustment to cost of sales. However, during the three year period ended December 31, 2001, the volumes of fuel alcohol purchased and sold in this capacity were not significant.

Selling, general and administrative expenses. The Federal Government provided reimbursements to PETROBRAS and distributors (including BR) of transportation subsidies. These amounts increased the balance of the Petroleum and Alcohol Account and reduced selling, general and administrative expenses.

Payments to third parties. PETROBRAS reimbursed distributors and fuel alcohol producers who incurred transportation and other costs in categories specified by the Federal Government in connection with the commercialization of oil products and fuel alcohol, and were entitled to claim reimbursement under existing regulations. Additionally, PETROBRAS was required to fund the administrative expenses of the National Petroleum Agency - ANP. These payments were made after determination by the Federal Government and were recorded as an increase in the Petroleum and Alcohol Account and did not impact the income statement.

**(Expressed in Millions of United States Dollars,

The impact on the balance sheet of the Federal Government's regulation of the Brazilian oil and gas industry was recorded in the Petroleum and Alcohol Account (see Note 10) at December 31, 2001, 2000 and 1999. The impact on the income statement for the three years ended December 31, 2001 is summarized as follows, by income statement component:

	Years ended December 31		
	2001	**2000**	**1999**
Specific parcel price - PPE (collected) advanced	(969)	288	(1,656)
Cost of sales (increase) decrease Commercialization of fuel alcohol	(68)	19	(143)
Selling, general and administrative expenses (decrease) Transport of oil products	(45)	(81)	(132)
Financial income (financial income on the Petroleum and Alcohol Account)	16	35	95

Liberation of the fuel market in Brazil

In accordance with Laws 9478 (Petroleum Law) and 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated as from January 1, 2002 permitting other companies to produce and sell on the domestic market, and also import and export oil products. The following amendments were also enacted:

(i) By means of Law 10336 dated December 19, 2001, the Contribution for Intervention in the Economic Domain-CIDE was introduced, levied on the import and sale of fuel, whose taxpayers are the corresponding producers, formulators and importers. The amount of CIDE to be collected is established in reais per sales unit, applicable to each product;

**(Expressed in Millions of United States Dollars,

(ii) The regulations for the sale of oil products were established by ANP Administrative Rules 309 and 310, of December 27, 2001, and for imports and exports of oil products, by ANP Administrative Rules 312 to 315, dated December 27, 2001.

As from January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization value is no longer established by a formula parameterized to the international market. Therefore the PPE is no longer collected.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related with the supply of oil products and fuel alcohol to PETROBRAS and third parties.

(j) Income taxes

The Company accounts for income taxes in accordance with SFAS 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

PETROBRAS records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a "more likely than not" criterion.

(k) Employee postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees. With respect to such plans, SFAS 87 - Employers' Accounting for Pensions ("SFAS 87") was adopted by the Company on January 1, 1994, because it was not feasible to apply this standard on January 1, 1989, the date that SFAS 87 first became applicable for non-U.S pension funds. The amount recorded directly to equity upon adoption of SFAS 87 was US$ 946. However, the net transitory obligation was computed retroactively as if it had been established on January 1, 1989 and is amortized over a 15-year period.

In addition, the Company provides certain health care benefits for retired employees and its dependents. The cost of such benefits is recognized in accordance with SFAS 106 - Postretirement Benefits Other Than Pension ("SFAS 106"). The Company has disclosed information about its employee postretirement benefits in accordance with SFAS 132 - Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132").

The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts so payable will be material.

(l) Environmental and remediation costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted, site-specific costs.

(m) Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

(n) Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred stock, a participating security, and common stock. The preferred stock is participating since the preferred shares participate in dividends and undistributed earnings with the common stock at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares' priority minimum annual dividend of 5% of their paid-in capital as stated in the statutory accounting records, then to common stock in an amount equal to the preferred shares' priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares.

**(Expressed in Millions of United States Dollars,

Earnings may be capitalized or otherwise appropriated; consequently, such earnings would no longer be available as dividends.

Each American Depositary Share (ADS) for common stock represents one share of the Company's common stock or one share of the Company's preferred stock and, in each case, is presented together with earnings per share.

(o) Research and development costs

Research and development costs are charged to expense when incurred.

(p) Accounting for derivatives and hedging activities

The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. Gains and losses on these hedges are deferred until the underlying hedged transaction impacts earnings and are recognized as adjustments to cost of products or sales. Cash flows associated with these derivatives are reported with the underlying hedged transaction's cash flows. Transaction fees associated with these derivatives are expensed as incurred.

The Company may also use derivative financial instruments to protect against exchange-rate movements affecting its foreign currency denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized in income currently, offsetting foreign exchange gains and losses arising on the Company's outstanding debt balance.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133). The standard, as amended by SFAS 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB 133, and amendment of FASB Statement No. 133 and SFAS 138 - Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as "SFAS 133"), was adopted, as required as of January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gain and loss on all derivatives not designated as hedges are recognized in earnings.

Upon adoption of SFAS 133, the Company determined that all of its derivative financial instruments that had previously been treated as hedges will not qualify for hedge accounting under the new standard. The net-of-tax cumulative-effect recorded on January 1, 2001 to recognize at fair value all of the Company's derivative instruments was immaterial.

Although SFAS 133 provides a significant change in the accounting guidance related to derivative instruments and hedging activities, the Company has determined that the more stringent accounting and documentation requirements under SFAS 133 will not cause any significant changes in its overall risk management strategy and in its overall hedging activities. Implementation issues continue to be addressed by the FASB and any changes to existing guidance might impact the Company's implementation.

(q) Reclassifications

Certain prior years' amounts have been reclassified to conform with the current year's presentation. These reclassifications had no impact on the Company's net income or stockholders' equity.

(Expressed in Millions of United States Dollars,

(r) Recently issued accounting pronouncements

The Financial Accounting Standards Board ("FASB") has recently issued the following Statements of Financial Accounting Standards ("SFAS"). The SFAS's issued in July 2001 were: SFAS No. 141, Business Combinations ("SFAS No. 141") and SFAS No. 142, Goodwill and Other Intangible Asset ("SFAS 142"). In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). In October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144") was also issued. SFAS No. 141, requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No.142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 141 and 142 will not have a material impact on the financial position and results of operations of the Company.

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long -Lived Assets and for Long - Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144 and therefore, at this time cannot reasonably estimate the effect of these statements on its financial condition, result of operations and cash flows.

(Expressed in Millions of United States Dollars,

3 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable in the years presented are as follows:

	Years ended December 31 - %		
	2001	2000	1999
Federal income tax rate	25	25	25
Social contribution (*)	9 to 12	9 to 12	8 to 12
Composite tax rate	34 to 37	34 to 37	33 to 37

(*) Pursuant to a provisional measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and it was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will become 8% again effective January 1, 2003. Because provisional measures are valid only for 30 days unless approved by the Congress, for purposes of application of SFAS 109, the enacted rate continues to be 8%. Therefore, this rate was used to calculate deferred taxes at December 31, 2001, 2000 and 1999.

During 2001, the Company recognized a benefit in the amount of US$ 111, relating to the reversal of a tax provision established in previous years in connection with the privatization of certain affiliates of PETROQUISA included in the National Privatization Program (PND) due to expiration of the statute of limitations.

Also during 2001, certain changes were introduced in the Brazilian tax legislation, including earnings from foreign subsidiaries in the determination of current taxes payable in Brazil. As a result, the Company recorded a provision of US$ 100 relating to income taxes on its foreign subsidiaries undistributed taxable income generated since 1996.

(Expressed in Millions of United States Dollars,

The following reconciles the tax calculated based upon statutory tax rates to the income tax (expense) benefit recorded in the financial statements.

	Years ended December 31		
	2001	**2000**	**1999**
Income before income taxes and minority interest	4,792	7,803	946
Tax expense at statutory rates	(1,629)	(2,653)	(350)
Adjustments to derive effective tax rate:			
Reversal of income tax payable	111		
Tax benefit of interest on stockholders' equity	307	315	153
Non-deductible postretirement health benefits	(73)	(102)	(76)
Taxes on unremmited earnings of foreign subsidiaries	(100)		
Foreign income subject to different tax rates	94	51	22
Change in valuation allowance	(38)	(94)	(15)
Others	(61)	(40)	17
Income tax expense per consolidated Statement of income	(1,389)	(2,523)	(249)
Domestic taxes	(1,256)	(2,496)	(227)
Foreign taxes	(133)	(27)	(22)
	(1,389)	(2,523)	(249)

(Expressed in millions of United States dollars,

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31	
	2001	**2000**
Current		
Assets		
Inventories	66	87
Lease obligations	83	78
Net current deferred tax assets	149	165
Non-current		
Assets		
Employees' post-retirement benefits, net of unrecognized pension obligation	409	74
Deferred charges	43	51
Tax loss carryforwards	197	502
Investments	87	75
Lease obligations	426	452
Project Finance	582	298
Other temporary differences	257	197
Valuation allowance	(170)	(147)
	1,831	1,502
Liabilities		
Capitalized exploration and development costs	709	615
Accelerated depreciation	34	72
Property, plant and equipment	1,740	1,621
Interest on government securities held-to-maturity		835
Tax effect on unrealized gain on investments available-for-sale	7	32
Other temporary differences	58	49
	2,548	3,224
Net long-term deferred tax liabilities	717	1,722

(Expressed in millions of United States dollars, unless otherwise stated)

As a result of the NTN-P swap transaction described in note 5, the income tax on interest on government securities held-to-maturity, which payment had been deferred, became payable and the corresponding provision for income tax and social contribution was transferred to current liabilities.

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the changes in the valuation allowance for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Balance at January 1,	(147)	(86)	(18)
Additions	(23)	(61)	(68)
Balance at December 31	(170)	(147)	(86)

Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year.

4 Cash and Cash Equivalents

	As of December 31	
	2001	2000
Cash	789	343
Short-term investment funds - local currency	5,856	5,433
Time deposits - U.S. dollars	715	50
	7,360	5,826

(Expressed in millions of United States dollars,

5 Government Securities

(a) Held-to-maturity

The Company's National Treasury Bonds "Series P" (NTN-P) were received in exchange for other securities received by the Company during the 1990's for the sale of certain assets under the National Privatization Program (PND). The bonds were denominated in reais and earned interest of 6% p.a. plus the variation of the TR (Reference Rate) and had maturities from 2007 to 2010.

The NTN-P notes could not be traded in the secondary market; therefore, they were recorded at face value plus accrued interest. The bonds could only be redeemed at the maturity date or at an earlier date, at face value plus accrued interest, if they were used to pay debt to the Federal Government or agencies related to the Federal Government.

On December 28, 2001, a contract was entered into with the Federal Government to exchange the NTN-P, for National Treasury Notes - Series B (NTN-B) with a face value of US$ 3,239, created on July 4, 2001 by means of Federal Decree No 3859. The exchange was accounted for at fair value and a loss of US$ 1,099 was recorded in the results of operations for the year. Also on December 28, 2001, in accordance with a contract signed between PETROBRAS and PETROS, the Company transferred NTN-B notes with a fair value of US$ 1,475 to PETROS to increase pension assets.

(b) Available-for-sale

NTN-B

The Company has retained title to NTN-B, mentioned in 5(a) above, amounting to US$ 665. These bonds have been advanced to PETROS and the Company intends to utilize them to provide incentives to participants of the PETROS Plan to migrate to the PETROBRAS VIDA plan, as described in note 14. Accordingly, as the Company still has the risks and rewards relating to the bonds, they are being accounted for as available-for-sale securities and their corresponding earnings will be recorded on an amortized cost basis, with changes in fair value presented in the statement of stockholders' equity as a component of other comprehensive income.

The bonds were denominated in reais and earn interest of 6% p.a. plus the variation of the IPCA (Consumer Price Index - Adjusted) and mature in 2031.

(Expressed in millions of United States dollars,

ELET/SIBR

During 1996, the Company received government securities ("ELET" and "SIBR") as settlement of a net obligation owed by various government agencies and companies controlled by the Federal Government.

The Company accounted for there securities as available-for-sale. In February 2000, the Company transferred these investments to PETROS, the Company's pension plan, at fair value, in order to increase plan assets. As a result of the transfer, the Company realized a total loss of US$ 192. This loss was recorded as a component of other expenses, net, in the income statement.

6 Accounts Receivable

Accounts receivable consisted of the following:

	As of December 31	
	2001	**2000**
Trade		
Third parties	2,899	2,766
Related parties (Note 21)	100	72
Others	680	
	3,679	2,838
Less: allowance for uncollectible accounts	(708)	(312)
	2,971	2,526
Less: Long-term accounts receivable, net	(212)	(315)
Current accounts receivable, net	2,759	2,211

(Expressed in millions of United States dollars,

	As of December 31		
	2001	**2000**	**1999**
Allowance for uncollectible accounts			
Balance at January 1,	(312)	(283)	(114)
Additions	(421)	(33)	(188)
Write-offs	25	4	19
Balance at December 31	(708)	(312)	(283)
Allowance on short-term receivables	(66)	(57)	(84)
Allowance on long-term receivables	(642)	(255)	(199)

During 1999, the Company changed the method of estimating the allowance for doubtful accounts relating to receivables from the distribution segment. The effect of the change in estimate in the amount of US$ 109 was charged to selling, general and administrative expenses in the income statement, in accordance with the provisions of APB 20 - Accounting Changes.

At December 31, 2001, long-term receivables include US$ 532 relating to payments made by the Company to suppliers and subcontractors on behalf of certain constructors. These constructors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO ("Floating Production, Storage and Offloading") and FSO ("Floating, Storage and Offloading") and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the litigious nature of the asset and the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 394, classified under other expenses, net.

(Expressed in millions of United States dollars,

7 Inventories

Inventories are comprised of the following:

	As of December 31	
	2001	**2000**
Products		
Oil products	1,088	1,190
Fuel alcohol	186	202
	1,274	1,392
Raw materials, mainly crude oil	583	1,272
Materials and supplies	542	423
	2,399	3,087

(Expressed in millions of United States dollars,

8 Property, Plant and Equipment

(a) Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31					
			2001			2000
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	550	(298)	252	573	(341)	232
Oil and gas assets	21,512	(13,230)	8,282	21,981	(14,198)	7,783
Equipment and other assets	9,330	(5,064)	4,266	11,094	(6,148)	4,946
Capital lease – platforms	2,752	(866)	1,886	2,251	(604)	1,647
Rights and concessions	150	(3)	147	130	(3)	127
Land	149		149	131		131
Materials	173		173	184		184
Expansion projects - Construction and installations in progress:						
Exploration and production	2,731		2,731	2,752		2,752
Supply	876		876	1,307		1,307
Gas and Energy	193		193			
Distribution	37		37	29		29
Other	187		187	99		99
	38,640	(19,461)	19,179	40,531	(21,294)	19,237

During 2001, the Company capitalized US$ 123 of interest cost (2000 - US$ 223; 1999 - US$ 396).

(Expressed in millions of United States dollars, unless otherwise stated)

(b) Impairment

For the years ended December 31, 2001 and 2000, the Company recorded impairment charges of US$ 145 and US$ 37, respectively. The Company did not record an impairment charge in 1999. During 2001, US$ 129 of this impairment charge was related to producing properties in Brazil and was primarily recorded in the Company's Voador field (US$ 88) in the Campos basin and Caravelas field (US$ 30) in the Santos basin. The remaining US$ 16 was recorded in the international segment primarily in the Company's Upia field (US$ 13) located in Colombia. During 2000, US$ 15 of the impairment charge was related to producing properties in Brazil and was primarily recorded in the Company's Cidade de São Sebastião Ferreira field (US$ 5) in the Sergipe Alagoas basin. The remaining US$ 22 was recorded in the international segment, primarily in the Company's Upia field (US$ 16) located in Colombia. These charges were recorded based upon the Company's annual assessment of the fields using prices consistent with those used in the Company's overall strategic plan.

The writedown of proved properties was determined by comparing the book values of the properties to their undiscounted future cash flows. For those properties where the book value exceeded the undiscounted future cash flows, the book values were written down to fair value measured by calculating the net present value of the future cash flows. There were no fixed price forward sales considered in the discounted cash flow models.

(c) Return of exploration areas to the National Petroleum Agency (ANP)

During 2001, PETROBRAS returned to the ANP the rights to over 59 concessions previously granted to the Company on August 6, 1998.

Of the 59 concessions returned to the ANP, PETROBRAS had exclusive rights over 43 concessions, while the other 16 were operated in partnership with other companies.

In the 59 blocks returned, PETROBRAS had made 17 discoveries. The development area (part of the blocks which are being returned) corresponding to these discoveries will remain with the Company in order for work to continue on evaluating the feasibility of production.

(Expressed in millions of United States dollars,

(d) Acquisitions and dispositions

Beginning at the end of the fourth quarter of 1999 through 2000, the Company entered into five contracts with leading oil and gas companies for the exploration, development and production of three exploratory fields. Under these contracts, the Company sold a partial interest in each of these fields for US$ 133, which was received during 2000. The Company recorded the entire proceeds received as a gain because it had no carrying costs in these fields. Additionally, under these contracts, the Company will be carried for a minimum exploratory work program, but will participate in any subsequent development and production of the field in accordance with its working interest. This gain has been recorded as a component of other expenses, net, in the income statement.

On August 31, 2001, the Company completed the sale of PETROBRAS U.K. Limited, a subsidiary of BRASOIL, to Enterprise Oil. The sale of PETROBRAS UK Limited generated an after tax profit of US$ 85.

(e) P-36 Platform Accident

On March 15, 2001, an accident occurred on the Company's P-36 semi-submersible oil and gas production platform located in the Roncador field in the Campos Basin, which resulted in the total loss of the platform on March 20, 2001. As a result of the accident, the Company recorded an initial loss of US$ 95 in March 2001.

In addition, in December 2001, based on an appraisal by the technical area of the Company, management concluded that recovery of the lines and oil pipelines connected to the platform P-36 was impossible, which resulted in an additional loss of US$ 60.

The total loss, net of insurance proceeds, has been recorded as a component of other expenses, net, as follow:

Capitalized platform costs	594
Lease termination costs	47
Other costs	11
Total capitalized and other costs associated with the platform	652
Less: Insurance proceeds received	(497)
Total loss recorded	155

On June 18, 2001 the Company paid the amount of US$ 326 related to the lease obligation and on July 1, received the amount of US$ 497 related to the insurance proceeds.

(Expressed in millions of United States dollars,

9 Investments in Non-Consolidated Companies and Other Investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

The Company's participation in the voting shares of its equity non-consolidated companies ranged from 28% to 49%. At December 31, 2001, the Company's investment in these equity non-consolidated companies amounted to US$ 159 (2000 - US$ 140), and the Company recorded equity in results of non-consolidated companies of US$(8) for the year ended December 31, 2001 (2000 - US$ 26;
1999 - US$ 39).

The Company also holds interests in other companies that are less than 20% of the total voting shares. At December 31, 2001 and 2000, the Company had invested US$ 321 and US$ 293, of which US$ 154 and US$ 184, respectively, was invested in companies with publicly traded shares. The Company's investment in these companies with publicly traded shares has been recorded at market value. The Company has recorded unrealized gains for the difference between the fair value and the cost of the investment on these investments of US$ 19 and US$ 97 as of December 31, 2001 and 2000. These unrealized gains are reflected as a component of stockholder's equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

Portions of the Company's investments are held in companies participating in the PND described in Note 5(b). The carrying value of these investments amounted to US$ 139 at December 31, 2001 (US$ 149 at December 2000). Companies included in the privatization program have been generally sold at prices above the minimum auction prices. However, at December 31, 2001 and December 31, 2000, it is not possible to estimate any adjustments which might be required to bring the book value of the investments into line with their realization value, due to the ongoing status of the privatization program. No dates have been defined by the Federal Government for the sale of these investments.

10 Petroleum and Alcohol Account - Receivable from Federal Government

The Petroleum and Alcohol Account - Receivable from Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on PETROBRAS. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index - TR, which was 2.3% in 2001 (2.1% in 2000).

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account relating to the programs described in Note 2(i) have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation applicable to the Petroleum and Alcohol Account through December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG). The PPE represented the difference between the selling prices of these products at the refinery (net of ICMS and other charges levied on sales), fixed in reais by the Federal Government, and the corresponding realization prices for such products, which is the basis for calculating net operating revenues. The realization price (PR) for each oil product was determined on the basis of a pricing formula established by the Federal Government that, with a lag of approximately one month, reflected changes in oil products quotations on the international market and the exchange rate. When the invoicing price net of ICMS and PASEP/COFINS exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and Alcohol Account. Conversely, when the invoicing value net of ICMS and PASEP/COFINS was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and Alcohol Account.

The net effect of these regulations on the income statement is summarized in Note 2(i) and the net effect of these regulations on the balance sheet is summarized below.

(Expressed in millions of United States dollars, unless otherwise stated)

Movements of the Petroleum and Alcohol Account

During 2000, the Federal Government continued to control the sales price of the Company's oil products, resulting in an average 45% increase in sales prices for certain of the Company's oil products to reflect the higher international prices for these products. Additionally, the Federal government reduced the importation taxes for oil products from 9% to 6%, effective January 1, 2000, which reduced the PR. Finally, the Federal Government deregulated the price of petrochemical nafta, effective August 9, 2000, which impacted the sale price for this product.

Despite these changes in the Federal Government's regulations, and the stable exchange rate, the balance of the Petroleum and Alcohol Account increased by US$ 263 in 2000, because the net increase in the Company's oil product sales prices was not sufficient to offset the 47% increase in international oil products prices and a lag between the increase in international market prices and the Company's sales prices, resulting in a negative PPE of US$ 288 million. This increase was partially offset by a reduction of US$106 in the balance of the account as a result of the completion of the certification process on a portion of the activity during the period under review by the Working Group, as described below.

During 2001, as a part of the evolving deregulation of the Brazilian oil and gas industry, the Federal Government determined that the Company's sales prices for diesel oil, gasoline and LPG would be established, each quarter, on the basis of a readjustment factor (IR), calculated using a formula that reflected changes in the Real/U.S. dollar exchange rate and the prevailing international price of Brent crude during the preceding quarter. Under this new pricing methodology, on April 6, 2001, gasoline and diesel prices were reduced 5.51% and 3.63%, respectively; on July 6, 2001, gasoline, diesel oil and LPG prices were increased by 10.42%, 8.27% and 4.34%, respectively; and on October 5, 2001, gasoline, diesel oil and LPG prices were increased by 4.08%. In addition, during 2001, the Federal Government liberated invoicing prices for aviation kerosene for use in domestic and international flights, and fuel oils, as from July 2001 and November 2001, respectively. The balance of the Petroleum and Alcohol Account in 2001, was reduced from US$ 1,509 as of December 31, 2000 to US$ 81. This decrease was primarily due to the collection of PPE amounting to US$ 969, reflecting the increase in invoicing prices and a reduction of 31.4% in the average realization prices of controlled oil products (US$ 40.55 per bbl in December 2000 and US$ 27.83 per bbl in December 2001). In addition, as described below, the balance of the account was reduced by US$ 405 as a result of the completion of the certification process by the Working Group.

(Expressed in millions of United States dollars,

National Treasury Bonds Series H (NTN-H)

On June 30, 1998, PETROBRAS and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of PETROBRAS to support the balance of the account. The value of the outstanding bonds at December 31, 2001 and 2000 was US$ 92 and US$ 1,062, respectively, at which time the balance of the Petroleum and Alcohol Account was US$ 81 and US$ 1,509, respectively. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999 the Ministers of Finance, Agriculture and Internal Supply, and Mines and Energy created a Working Group to certify the balance of the Petroleum and Alcohol Account, relating to the period April 1, 1992 to June 30, 1998.

In December 2000, the Working Group concluded its certification process on a portion of the activity for this period, and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106. The adjustments accepted by the Company primarily related to differences in the calculation of certain transportation subsidies known as FUP/FUPA and the procedures used to determine the difference between the Company's actual and regulated cost of imported crude oil and oil products, both of which were eliminated with the implementation in 1998 of new regulations as discussed in Note 2(i).

In December 2001, the Company received the final report on the audit carried out by the Working Group. In addition to the December 2000 adjustment, the Working Group report included new recommendations with respect to adjustments to be deducted from the Petroleum and Alcohol Account in the amount of US$ 405, as follows:

(a) Modifications to procedures adopted in calculating the profit on sale of fuel alcohol, resulting in a reduction to the account of US$ 36;

(b) Alterations to the reimbursement methodology as certain amounts were disallowed by the Working Group, mainly on the transportation of oil products and fuel alcohol by sea, pipeline, road and rail, with port charges, resulting in a reduction to the account in the amount of US$ 140; and

(Expressed in millions of United States dollars,

(c) Modifications to the methodology applied with respect to interest on the Petroleum and Alcohol Account for the period from September 1994 through June 1996, resulting in a reduction to the account in the amount of US$ 229.

The movements in the Petroleum and Alcohol Account in the period July 1, 1998 to December 31, 2001, will also be subject to audits by ANP, during the first semester of 2002, and the results of the audit will be the basis for the settlement of the account with the Federal Government, which should be concluded by June 30, 2002, unless extended, in accordance with Provisional Measure No. 18 of December 28, 2001.

Since the Company has implemented all recommendations made by the Working Group to the accounting for the Petroleum and Alcohol Account for the period from July 1, 1998 to December 31, 2001, the Company does not expect significant adjustments from the ANP audit of this period.

Settlement of the Petroleum and Alcohol Account

In accordance with applicable law and regulations, and subject to the approval of the Company, settlement of the Petroleum and Alcohol Account may be in the form of (i) the transfer to the Company of an amount of NTN-H bonds equal to the balance of the Petroleum and Alcohol Account on the settlement date, (ii) the issuance of new instruments (the types and terms of which will be determined by the Federal Government at or before the time of settlement, subject to the Company's approval) in an amount equal to the balance of the account on the settlement date, (iii) the offset of the remaining balance of the account on the settlement date against other amounts owed by the Company to the Federal Government, such as federal taxes payable, or (iv) a combination of the foregoing.

(Expressed in millions of United States dollars,

The following summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2001, 2000 and 1999.

	For the years ended December 31		
	2001	**2000**	**1999**
Opening balance	1,509	1,352	3,340
Advances (collections):			
PPE	(969)	288	(1,656)
Reimbursements to third parties:			
Subsidies paid to fuel alcohol producers	45		303
Others	17	19	35
Total reimbursements to third parties	62	19	338
Reimbursements to PETROBRAS			
Transport of oil products	45	81	132
Net result of fuel alcohol commercialization activities (1)	68	(19)	143
Total reimbursements to PETROBRAS	113	62	275
Total reimbursements	175	81	613
Financial income	16	35	95
Results of audit conducted by the Federal Government (2)	(405)	(106)	
Translation loss (3)	(245)	(141)	(1,040)
Ending balance - December 31	81	1,509	1,352

(1) Recorded as a component of cost of sales.
(2) US$ 405 in 2001 and US$ 105 in 2000 were recorded as a component of other expenses, net and US$ 1 in 2000 was recorded as a component of monetary and exchange variation on monetary assets and liabilities, net.
(3) Translation losses are recorded as a component of the cumulative translation adjustment.

(Expressed in millions of United States dollars,

11 Financing

(a) Short-term debt

The Company's short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31	
	2001	**2000**
Import - Oil and equipment	352	2,731
Working capital	749	397
	1,101	3,128

The weighted average annual interest rates on outstanding short-term borrowings were 4.46% and 8.07% at December 31, 2001 and 2000, respectively.

(b) Long-term debt

(i) Composition

	As of December 31	
	2001	**2000**
Foreign currency		
Financial institutions	1,861	2,366
Suppliers' credits	1,377	1,298
Notes	1,733	856
Commercial paper		150
Securitization of receivables	900	
	5,871	4,670
Local currency		
Debentures (related party)	276	310
BNDES (related party)	657	751
Others	44	54
	977	1,115
	6,848	5,785
Current portion of long-term debt	(940)	(952)
	5,908	4,833

**(Expressed in millions of United States dollars,

(ii) Composition of foreign currency debt by currency

	As of December 31	
	2001	**2000**
Currencies		
United States dollars	4,808	3,371
Japanese Yen	788	987
French Franc	59	78
Italian Lira	128	140
Austrian Shilling	81	86
Others	7	8
	5,871	4,670

(iii) Maturities of the principal of long-term debt

The long-term portion at December 31, 2001 becomes due in the following years:

2003	754
2004	625
2005	389
2006	725
2007 and thereafter	3,415
	5,908

(Expressed in millions of United States dollars,

(iv) Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31	
	2001	**2000**
Foreign currency		
6% or less	1,890	890
Over 6% to 8%	1,755	1,723
Over 8% to 10%	2,074	1,756
Over 10% to 15%	152	301
	5,871	4,670
Local currency		
6% or less	537	637
Over 6% to 8%	411	
Over 8% to 10%	13	442
Over 10% to 15%	16	36
	977	1,115
	6,848	5,785

(v) Securitization of exports

In December 2001, the Company signed contracts (Master Export Contract and Prepayment Agreement) with a special-purpose entity not related to PETROBRAS, PF Export Receivables Master Trust ("PF Export"). The purpose of these contracts is to structure an operation to securitize future export receivables from sales of fuel oil and other products purchased on the international market. The assignment of rights on future export receivables represents a liability of the Company, which will be settled by the transfer of the receivables to PF Export, as and when they are generated.

As stipulated in the contracts, the Company assigned the rights to future receivables totaling US$ 900 million to PF Export, and in return PF Export delivered to the Company US$ 750 million in Senior Trust Certificates, maturing in 2010 and 2011 and bearing annual interest at rates between 6.60% and 6.75%. The US$ 150 million difference represents a form of guarantee for the collection of the underlying receivables through Junior Trust Certificates held by the Company.

(Expressed in millions of United States dollars,

In order to guarantee that the exported volumes during the period of the transaction are sufficient to support the financial obligations, a hedge operation was entered into to set a minimum price for the crude oil at US$ 14/barrel.

(vi) Lines of credit

At December 31, 2001 and 2000, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2001 and 2000 were US$ 1,729 and US$ 4,029, respectively.

(vii) Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2001 and 2000, GASPETRO had guaranteed certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Federal Government guarantees TBG's Multilateral Credit Agency debt, which had an outstanding balance of US$ 506 and US$ 495 at December 31, 2001 and 2000, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

On May 9, 2001, the Company through its wholly-owned subsidiary, PIFCO, completed an offering of US$ 450 9 7/8% Senior Notes due May 2008 and on July 6, 2001, the Company completed another offering of US$ 600 9 3/4% Senior Notes due July 2011.

Both issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations that are not expressly subordinated in right of payment. The failure to make required payments of principal or interest by PIFCO will compel PETROBRAS to fulfill payment obligations.

(Expressed in millions of United States dollars, unless otherwise stated)

PETROBRAS entered into a standby purchase agreement in support of the obligations of its wholly-owned subsidiary under the two note issuances in 2001 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

Subsequent to December 31, 2001, the Company, through PIFCO, issued two additional series of Senior Notes totaling $500 with complementary standby purchase agreements.

The Company's debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The company's debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages.

12 Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company's exploration and production and related projects. During 2001, the Company finalized negotiations on two new project finance arrangements. The following summarizes the nature of the projects in progress at December 31, 2001 and 2000.

The Company's arrangements related to there projects are considered leasing transactions. PETROBRAS' responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, the Company will have the ability to purchase the leased or transferred assets from the special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company's continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property plant and equipment and the related obligation as a component of project financing.

(Expressed in millions of United States dollars, unless otherwise stated)

	December 31	
	2001	**2000**
Marlim	713	941
Nova Marlim	933	
Barracuda/Caratinga	773	166
Espadarte/Voador/Marimbá (EVM)	498	849
Cabiúnas	529	253
Albacora	303	412
Pargo, Carapeba, Garoupa and Cherne (PCGC)	84	
	3,833	2,621
Current portion of project financings	(680)	(565)
	3,153	2,056

At December 31, 2001, the long-term portion of project finance becomes due in the followings years:

2003	364
2004	460
2005	752
2006	502
2007 and thereafter	1,075
	3,153

Marlim. On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolífera Marlim (CPM), a single purpose entity formed in November 1998 by a group of international financial institutions for the sole purpose of raising US$ 1,500 for the expansion and continued development of the Marlim oil field. In December 1999, CPM raised US$ 200 through a medium term note program, and an additional US$ 300 in 2000. Upon closing of the consortium agreement, PETROBRAS sold certain assets to CPM, who leased them back to PETROBRAS. Effective June 30, 1999 PETROBRAS conveyed its remaining assets in the Marlim field to CPM, who leased them back to PETROBRAS. Additionally, in June 1999, the shareholders of CPM and PETROBRAS entered into a Stock Option Agreement granting to PETROBRAS a call option at a bargain price at the end of the lease and to the shareholders of CPM a put option to PETROBRAS in the case of default. As of December 31, 2001 CPM had an outstanding loan balance of US $187 from the BNDES.

(Expressed in millions of United States dollars,

Barracuda/Caratinga. On June 23, 2000 the Company completed its project finance negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 2,500 for the development of the Barracuda and Caratinga oil and gas fields located in the Campos Basin. Permanent funding for this project has been raised from two governmental institutions (Japan's Bank of International Cooperation - JBIC and the BNDES) and from a syndicate of commercial banks. In conjunction with this project, the Company will contribute US$ 1,035 of drilling services through a drilling services contract signed with the Halliburton Company.

Espadarte/Voador/Marimbá (EVM). On June 23, 2000, the Company completed its project finance negotiations with the EVM Leasing Corporation (EVMLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 1,600 for the development of the Espadarte, Voador and Marimbá oil and gas fields located in the Campos Basin. Permanent funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. Bridge financing in the amount of US$ 300 for this project was prepaid in December 1999. Upon closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

Cabiúnas. On March 1, 2000, the Company completed its project finance negotiations with the Cayman Cabiúnas Investment Co. Ltd., a special purpose entity formed by the Mitsui and Sumitomo banks for the sole purpose of raising US$ 850 for the expansion of the Cabíunas Complex located in Macaé, in the state of Rio de Janeiro. Permanent financing was provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company's equity investors.

Albacora. During 2000, the Company finalized negotiations for two separate financing projects related to the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed its negotiations related to a project financing arrangement with the Albacora Japan Petroleum Limited Company (AJP), a special purpose corporation formed in December 1998 for the sole purpose of providing financing for the continued development of the Albacora oil field. AJP's operations commenced in December 2000 with the purchase of certain oil and gas assets from the Company. AJP provided these assets exclusively to the Company in return for minimum proceeds of US$ 208 to be generated from the field's production. Permanent financing was provided by JBIC, the Japan National Oil Company (JNOC) and certain Japanese trading companies. In addition, in December 2000, PETROS, the Company's pension plan, agreed to provide funding for the development of this oil field. During 2000, PETROS advanced US$ 240 for the continued development of the field, and this amount has been classified together with the AJP financing transaction. AJP does not have any further funding needs.

(Expressed in millions of United States dollars,

Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC). The PCGC is an offshore development project in the Pargo, Carapeba, Garoupa, Cherne and Congro fields. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. Management estimates total costs of the PCGC project to be US$ 134 million. Through December 31, 2001, the project received investments of US$ 84 million.

Nova Marlim. On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petróleo S.A., a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 933 for the complementary development and production optimization of the Marlim oil field. Through December 31, 2001, the project received investments of US$ 32.

13 Capital Leases

The Company leases certain offshore platforms, which are accounted for as capital leases. At December 31, 2001, these assets had a net book value of US$ 1,886 (US$ 1,647 in 2000).

The following is a schedule by year of the future minimum lease payments at December 31, 2001:

2002	393
2003	385
2004	368
2005	320
2006	266
Thereafter	1,117
Estimated future lease payments	2,849
Less amount representing interest at 6.187% to 12.0%	(606)
Less amount representing executory costs	(15)
Present value of minimum lease payments	2,228
Less current portion	(298)
Long-term portion	1,930

(Expressed in millions of United States dollars,

14 Employees' Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefits pension plan, Fundação PETROBRAS de Seguridade Social - PETROS, which covers substantially all of its employees. The principal objective of PETROS is to supplement the social security pension benefits of the employees of PETROBRAS, its subsidiaries and non-consolidated companies, other companies and PETROS itself. The Company's funding policy is to contribute to the plan annually the amount determined by actuarial calculations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

On October 16, 2000 PETROS established a defined contribution plan for the employees of TRANSPETRO for which contributions will be made at 5.32% of that subsidiary's payroll to match employee contributions.

Plan assets are invested primarily in equity securities, government securities and properties, including the following securities of related parties:

	As of December 31	
	2001	2000
PETROBRAS common shares	21	32
PETROBRAS preferred shares	47	65
Government controlled companies	21	81
Government securities	1,823	4
Securities of other related parties	193	295
	2,105	477

In addition, PETROS has agreed to provide certain financing for the continued development of the Albacora oil and gas field located in the Campos Basin (See Note 12).

The Company also provides certain postretirement health care benefits for its employees and their dependents. The Company contributes to the plan an amount necessary to cover employee benefits for the year. Accordingly, the plan is unfunded.

(Expressed in millions of United States dollars,

According to Constitutional Amendment No. 20, which precludes state owned companies from making additional contributions to pension plans, computation of deficits in accordance with the actuarial method applied by the plan in its records maintained to satisfy the Brazilian regulatory agency (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

The funded status of the plans at December 31, 2001 and 2000, based on the report of the independent actuary, and amounts recognized in the Company's balance sheets at those dates, are as follows:

	As of December 31			
	2001		2000	
	Pension benefits	Other benefits	Pension benefits	Other benefits
Change in benefit obligation:				
Benefit obligation at beginning of year	6,711	2,019	7,079	1,913
Service cost	73	31	84	31
Interest cost	339	192	389	197
Actuarial loss	842	96	237	110
Benefits paid	(450)	(72)	(476)	(69)
Gain on translation	(1,055)	(318)	(602)	(163)
Benefit obligation at end of year	6,460	1,948	6,711	2,019
Change in plan assets:				
Fair value of plan assets at beginning of year	3,310		2,927	
Actual return on plan assets	51		385	
Company contributions	1,810	72	648	69
Employee contributions	99		74	
Benefits paid	(450)	(72)	(476)	(69)
Loss on translation	(521)		(248)	
Fair value of plan assets at end of year	4,299		3,310	
Reconciliation:				
Funded status	(2,161)	(1,948)	(3,401)	(2,019)
Unrecognized actuarial loss	2,859	539	2,356	554
Unrecognized transition obligation	187		333	
Net amount recognized	885	(1,409)	(712)	(1,465)
Amounts recognized in the balance sheet consist of:				
Employees' postretirement benefits	(2,088)	(1,409)	(3,308)	(1,465)
Unrecognized pension obligations	187		333	
Accumulated other comprehensive Income	2,786		2,263	
Net amount recognized	885	(1,409)	(712)	(1,465)

(Expressed in millions of United States dollars,

As discussed in Note 5(b), on February 1, 2000 the Company transferred to PETROS its ELET and SIBR government securities with a fair value of US$ 226. Also, as described in note 5, on December 28, 2001, the Company transferred to PETROS NTN-B notes with a fair value of US$ 1,475.

For measurement purposes, a 5.82% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 2.7% after 50 years.

Net periodic benefit cost includes the following components:

	Years ended December 31			
	2001		2000	
	Pension benefits	Other benefits	Pension benefits	Other benefits
Service cost-benefits earned during the year	73	31	84	31
Interest cost on projected benefit obligation	339	192	389	197
Expected return on plan assets	(207)		(168)	
Amortization of initial transitory obligation	134		153	
Gain (loss) on translation	(42)	24	(42)	24
Recognized actuarial loss	126		142	
	423	247	558	252
Employee contributions	(99)		(74)	
Net periodic benefit cost	324	247	484	252

(Expressed in millions of United States dollars, unless otherwise stated)

Assumptions used in 2001 and 2000 for both plans are summarized as follows:

	2001		2000	
	Pension benefits	**Other benefits**	**Pension benefits**	**Other benefits**
Discount rates	Inflation + 6%	Inflation + 6%	Inflation + 6%	Inflation + 6%
Rates of increase in compensation levels	Inflation + 2%	Inflation + 2%	Inflation + 2%	Inflation + 3%
Expected long-term rate of return on assets	Inflation + 6%		Inflation + 6%	

The determination of the expense and liability relating to the PETROBRAS pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

PETROBRAS and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence is available at December 31, 2001 to support a change, PETROBRAS chose not to change the discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 15.5% at December 31, 2001) is deemed to be consistent with the requirements of SFAS No. 87, and subsequent interpretations, for measurement of defined benefit obligations, PETROBRAS may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

Assumed health care costs trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost rates would have the following effects:

	One percentage point-increase	One percentage point-decrease
Effect on total of services and interest cost component	42	(34)
Effect on postretirement benefit obligation	295	(240)

PETROBRAS VIDA

In May 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution formula for programmable benefits and a defined benefit formula for risk benefits.

The new plan, PETROBRAS VIDA, was also approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Secretariat (SPC) in October 2001.

The rules for the migration process and principal characteristics of the new plan for programmable benefits are described below:

- Migration to the new plan is voluntary.

- In the case of participants that migrate, the benefits (proportional rights at the time of migration) calculated based on the Plano PETROS will be settled by the Company with the foundation, and will be passed on to participants as a proportional benefit as from retirement with a guarantee by the Company (only for those who elect for the settled benefit). The participants that elect to transform the settled benefit into a mathematical reserve will bear the risk.

- The benefits paid by PETROS to retirees and pensioners will be updated according to the IPCA - Expanded Consumer Price Index, and will no longer be affected by any alterations made by PETROBRAS to the salary policy, principally with respect to salary increases. In the case of participants that do not migrate, the linkage rules with salary increases will continue to be valid.

**(Expressed in millions of United States dollars,

- With the new plan, the contribution by PETROBRAS will be reduced from 12,93% to 8% (on average) on the contribution salary of migrating participants.

- The PETROBRAS VIDA Plan is a defined-contribution plan during the accrual phase, and therefore no deficits will occur during this phase. After concession of the benefit, any deficits will be shared equally between the sponsor and the beneficiaries.

The migration process is currently temporarily suspended, as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002.

Therefore the impact of migration to the new plan will only be computed and recognized in the accounts in accordance with the requirements of SFAS 88 - " Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", when the issues being litigated have been resolved and the migration process finalized.

Constitutional Amendment No. 20

Evaluation of the PETROS costing plan is performed by an independent actuary based on a capitalization system on a general basis.

Computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in CVM Resolution 371), must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No 20.

In this way, if the deficit computed for December 31, 2001, in accordance with the projected credit unit method (CVM Resolution 371), amounting to US$ 1,181 in the consolidated and US$ 1,065 in the parent company, is reflected as a technical deficit in the methods adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided with the participants.

15 Stockholders' Equity

The Company's subscribed and fully paid-in capital at December 31, 2001 and 2000 consisted of 634,168,418 common shares and 451,935,669 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred stockholders have priority in the return of capital.

(Expressed in millions of United States dollars,

At the Extraordinary Stockholders' Meeting, held jointly with the Stockholders' General Meeting on March 22, 2002, the increase of the Company's capital stock from US$ 4,834 to US$ 6,220 was ratified. This was done by capitalization of the revenue reserve constituted in prior financial years, without issuing new shares, to bring the Company's capital into line with the levels of investment in the oil industry, involving the intensive use of capital and long maturity cycles of operations

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company's voting stock. On August 10, 2000, the Company completed its registration process with the Securities and Exchange Commission (SEC) for the trading of its American Depositary Shares on the New York Stock Exchange (NYSE) under the symbol "PBR". On the same day, the Federal Government, through the BNDES, sold 179,639,300 ordinary shares, of which 108,345,748 shares were sold on the NYSE. The sales in 2000 and 2001 reduced the Federal Government's ownership level from 84.1% in August 2000 to 55.71% in December 2001 of the voting shares of the Company and from 49.01% to 32.53% of the total capital of the Company during the same period.

On February 22, 2001, the Securities and Exchange Commission declared effective the registration of the Company's ADR level II program for preferred stock in replacement of the existing ADR level I program. Since then, these shares are being traded on the New York Stock Exchange (NYSE), under the symbol "PBRA".

Through a public offering of PETROBRAS preferred stock in July 2001, the BNDES sold 41,381,826 of the Company's preferred shares in the market, equivalent to 9% of total preferred stock and 4% of total capital.

(i) Dividends

In accordance with the Company's by-laws, holders of preferred and common shares are entitled to a mandatory dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred stockholders have priority in the receipt of an annual dividend of 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As from January 1, 1996 amounts attributed to stockholders as interest (see below) are included in the computation of the mandatory dividend. Dividends are paid in Brazilian reais.

(Expressed in millions of United States dollars,

Brazilian corporations are permitted to attribute interest on stockholders' equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the "TJLP") as determined by the Brazilian Central Bank. Also such interest may not exceed the greater of 50% of net income or the 50% of retained earnings plus revenue reserves. The Company paid US$ 1,301 in interest on stockholders' equity during the year ended December 31, 2001 (2000 US$ 251 - 1999 US$ 250).

The proposal for the total dividend for 2001 of US$ 1,545, submitted by the PETROBRAS Board of Directors, was approved by the stockholders at the OGM held on March 22, 2002.

On August 22, 2001, PETROBRAS distributed remuneration to stockholders in advance in the amount of US$ 527, of which US$ 481 was interest on capital, corresponding to US$ 0.49 for each common and preferred share. These dividends will be deducted from the dividends approved for the 2001 financial year, adjusted by the SELIC rate from the date of payment to December 31, 2001, totaling US$ 554.

The dividends approved for the 2001 financial year includes a portion of interest on capital of US$ 417, approved by the Board of directors on December 20, 2001. These amounts will be adjusted by the SELIC rate from December 31, 2001 up to the initial date of payment.

In addition, during December 2001, the Board of Directors of PETROBRAS proposed supplements to the dividends payable to untaxed and tax-exempt stockholders for the 1998, 1999 and 2000 financial years, in the amounts of US$ 19, US$ 17 and US$ 56 (equivalent to US$ 0.028, US$ 0.028 and US$ 0.11 per share) respectively, totaling US$ 92. These amounts are identical to the amounts added to the dividend on account of compensating income tax withheld at source for the payment of interest on capital allocated to the taxed shareholders, which were already paid, as a result of the interpretation of CVM Resolution No 207/96, which determined that interest paid or credited may only be imputed to the minimum compulsory dividend at the value net of withholding tax. The dividends were paid February 27, 2002.

These amounts will be adjusted at the SELIC rate as from December 31 of each corresponding financial year to the date of initial payment, and as of December 31, 2001, corresponded to US$ 32, US$ 24 and US$ 66, for 1998, 1999 and 2000, respectively.

(Expressed in millions of United States dollars,

Only stockholders that are untaxed or exempt, as stated in the stock position on the date of the general meeting that approved the dividends for each financial year, will receive the dividend supplement. The remaining stockholders have already received this portion together with the minimum compulsory dividend for the year.

The procedure adopted is in agreement with the recommendation by the Brazilian Securities Commission - CVM in December 2001.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2001 the Company had appropriated all such retained earnings.

In addition, at December 31, 2001 the following reserves in appropriated retained earnings may be used for dividend distribution purposes, if so approved by the stockholders:

Undistributed earnings reserve	5,886
Statutory reserve	215
	6,101

A withholding tax of 15% is payable on distributions of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of profit earned since January 1, 1996.

(Expressed in millions of United States dollars,

(ii) Basic and diluted earnings per share

On April 24, 2000, the Company's board of directors authorized a 1 for 100 reverse stock split which was approved by the Company's shareholders on May 23, 2000. Shares adjusted for the reverse stock split commenced trading on June 23, 2000. After giving effect to the reverse stock split, basic and diluted earnings per share amounts have been calculated as follows:

	2001	2000	1999
Net income	3,491	5,342	727
Less priority preferred shares dividends	(117)	(139)	(152)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(164)	(195)	(213)
Remaining net income to be equally allocated to common and preferred shares	3,210	5,008	362
Weighted average number of shares outstanding:			
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	451,935,669	451,935,669	451,935,669
Basic and diluted earnings per share Common/ADS and Preferred/ADS	3.21	4.92	0.67

(iii) Capital reserve - fiscal incentive

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company's transport fleet.

(Expressed in millions of United States dollars,

(iv) Appropriated retained earnings

Brazilian Law and the Company's by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves is as follows:

- **Legal reserve**

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

- **Unrealized income reserve**

The balance of the reserve for unrealized earnings as of December 31, 2000 represented equity in the results of subsidiary and non-consolidated companies which had not yet been realized financially through receipt of dividends (2000 - US$ 202; 1999 - US$ 221), inflationary profits arising from the system of price-level restatement of Brazilian Corporate Law financial statements in force up to December 31, 1995 (2000 - US$ 779; 1999 - US$ 874), and realization of the revaluation reserve in the statutory records due to the sale of non-consolidated companies (2000 - US$ 489; 1999 - US$ 535).

This balance was fully realized in 2001 by the receipt of dividends from subsidiaries, principally in the form of notes derived from privatization of subsidiaries from realization of the greater part of the Petroleum and Alcohol Account balance, and other, and was added to basic income for dividend purposes.

- **Undistributed earnings reserve**

This reserve is established in accordance with Article 196 of Law No. 6.404/76 to fund the Company's annual investment program. For the year ended December 31, 2001, the management retained US$ 2,238 from the current year's income to fund the Company's capital expenditure budget for 2002. This proposal was approved at the Stockholders' General Assembly held on March 22, 2002.

(Expressed in millions of United States dollars,

- **Statutory reserve**

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 73 of the Company's by-laws.

16 Exchange Agreement with Repsol - YPF

Final Agreement for the business combination between PETROBRAS and REPSOL-YPF was signed and became effective on December 17, 2001. The agreement was initiated prior to June 30, 2001 and therefore accounted for as a purchase under APB 16 - "Business Combinations".

In order to make the transaction viable, PETROBRAS transferred the assets of the Alberto Pasqualini Refinery to its subsidiary REFAP S.A. as a capital contribution on February 5, 2001, and its shares in the capital of REFAP S.A. to its subsidiary DOWNSTREAM PARTICIPAÇÕES S.A., which transferred 30% of its shares in the capital of REFAP S.A. to its subsidiary REFISOL S.A on February 6, 2001.

Under the agreement the Company received 100% of the quotas in the company 5283 Participações Ltda, the owner of 99.6% of the stock of the oil company Eg3 in Argentina, comprising a refinery with the capacity to process 30,500 barrels/day of oil, approximately 700 gas stations, an asphalt and membrane plant, a terminal and a lubricants plant. In exchange, PETROBRAS assigned the following assets to REPSOL-YPF:

(i) 100% of REFISOL S.A., holder of 30% of the stock of REFAP S.A, owner of the Alberto Pasqualini Refinery in Rio Grande do Sul.

(ii) 100% of Postos S.A., a subsidiary of BR, holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions (totaling 40,000 m3/month), in addition to associated assets assigned to the gas stations.

(iii) 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

The market value of Eg3 was based on expected future earnings of EG-3, by means of an economic valuation that considered the potential effects of the economic situation of Argentina, including devaluation of the Argentine Peso and the slowdown of the economy in general. The same valuation also considered maintaining a balance between the economic values of the assets exchanged in the transaction, giving effect to contractual coverages, which protect margins and monetary assets and liabilities for up to eight years, ensuring that the transaction remains economically and financially balanced under the agreed terms.

The book value of the assets transferred to REPSOL-YPF by means of the transaction was US$ 60

The Eg3 acquisition was accounted for using the purchase method of accounting and, accordingly, Eg3's results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Eg3 acquisition was initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The estimated fair value of the net assets acquired from Eg3 was US$ 560. The gain of US$ 500 that resulted was included in other non-operating income. The purchase price allocation was initiated in 2001. The initial purchase price allocated for the Eg3 acquisition resulted in no goodwill.

The estimated fair value of the net assets of Eg3 were based on undiscounted future cash flow models of Eg3 generated by an independent third party. These models took into consideration the effect of the bilateral contingent clauses that effectively protect the Company's margins from any unfavorable operating results in Argentina as a result of Argentina's current economic crisis.

(Expressed in millions of United States dollars,

The following unaudited pro forma summary of financial information presents the consolidated results of operations as if the acquisition of Eg3 had occurred at the beginning of the periods presented.

	Year ended December 31,			
	2001		2000	
	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)
Net operating revenues	$ 24,549	$ 25,163	$ 26,955	$ 27,639
Net income	$ 3,491	$ 3,488	$ 5,342	$ 5,292
Net income per basic and diluted share	$ 3.21	$ 3.21	$ 4.92	$ 4.87

The pro forma financial information presented does not purport to indicate: (1) what the combined results of operations would have been had the acquisition occurred at the beginning of the periods presented or (2) the results of operations that may be obtained in the future.

On June 13, 2001, a popular action was filed with the first Federal Court in the State of Rio Grande do Sul challenging the business combination, and the judge provisionally ruled that the transaction should not be finalized until a subsequent manifestation by the court had been made. However, the ruling did not prohibit carrying out preliminary measures before executing the transaction. In a decision dated August 13, 2001, the federal judge responsible for the popular action denied a request for an injunction to prevent the transaction from being closed. As a result of this ruling the operation could be completed, while the popular action is following its normal course in the courts.

**(Expressed in millions of United States dollars,

17 Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, imports and exports, price controls, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

(a) Financial Commitments and Guarantees

PETROBRAS currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require PETROBRAS to purchase a minimum of approximately 270,000 barrels per day at market prices.

PETROBRAS provided guarantees to the ANP, for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 682. Out of this total, US$ 635 represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which PETROBRAS had already made commercial discoveries or investments at the time where law nº 9478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given guarantees totaling US$ 47 through December 31, 2001.

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG.

In 1993, the Company signed a contract with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, PETROBRAS is required to purchase all of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 per MMBTU, based upon throughput. The northern section of the pipeline, which links Bolivia to the State of São Paulo, started operations in July 1999 and the southern section, which links São Paulo to Porto Alegre, started operations on March 31, 2000. The pipeline achieved a maximum throughput of 14.02 million cubic meters on October 19, 2001, with an average throughput of 10.07 million cubic meters per day.

(Expressed in millions of United States dollars,

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

(b) Litigation

The Company is a defendant in numerous legal actions arising in the normal course of business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

	As of December 31	
	2001	**2000**
Labor claims	9	9
Tax claims	10	8
Civil claims	81	67
	100	84

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the federal court of the State of Rio de Janeiro seeking approximately US$ 450 in alleged damages and lost profits relating to Petromisa's rescission of a contract to develop a potassium salt mine. The plaintiff's claims are based on its alleged investment in the development of the project and related loss of expected profits. PETROBRAS has been brought into the lawsuit because of its relationship with Petromisa.

However, Petromisa was statutorily dissolved by the Federal Government as part of a privatization program and, under Brazilian law, all of its obligations should have been transferred to the federal government. Therefore, PETROBRAS maintains that any indemnity payable by the dissolved subsidiary should be borne by the Federal Government, rather than by PETROBRAS. Accordingly, the Federal Government has been brought into the lawsuit as a party to the litigation. On August 10, 1999, the trial judge dismissed most of the plaintiff's claims, and ordered PETROBRAS to indemnify the plaintiff only with respect to its preliminary research expenses. Once the amount of the award is determined, an additional amount equal to ten percent (10%) of the award in respect of attorney's fees will

(Expressed in millions of United States dollars, unless otherwise stated)

be added. There has been no condemnation as to the lost profits, as requested by the plaintiff. The total amount eventually payable would be adjusted for inflation and would bear interest at a per annum rate of 6%, which would be applied from the date of the commencement of the action. In September 1999, both parties to the lawsuit appealed to the federal appeals court in the State of Rio de Janeiro. Both appeals are still pending. Based upon the opinion of its internal legal counsel, management does not consider the risk of loss to be probable and, accordingly, has not recorded an accrual for this contingency.

On August 8, 1993, Indústria Bahiana de Adubos, Importação e Exportação Ltda. filed a lawsuit against us in the state court of Bahia claiming approximately US$ 129 in damages. The claim is based upon PETROBRAS' refusal to sell fertilizers to the plaintiff due to the plaintiffs payment default under prior contracts with PETROBRAS. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, we appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a request for clarification (*embargos de declaração*) with the court; however, on September 26, 1998, the court upheld its decision. On August 31, 1999, the plaintiff appealed (*recurso especial*) to the Brazilian Superior Court of Justice (*Superior Tribunal de Justiça*). Based on the willingness of the Brazilian Superior Court of Justice to hear the plaintiffs appeal, management considers the risk of loss with respect to this lawsuit to be reasonably possible. Accordingly, management has not recorded an accrual for this contingency.

On January 14, 1997, a decision was handed down by the state trial court of Rio de Janeiro that held the Company liable to Petroquisa for damages in the amount of US $3,406 for a derivative lawsuit brought against the Company by Porto Seguro, a minority shareholder of Petroquisa. On June 8, 1999, the Third Civil Court of the Justice Tribunal of the State of Rio de Janeiro, ruled in favor of PETROBRAS' appeal to consider extinct, without judgement on the merit, the suit filed by a minority stockholder of PETROQUISA, claiming that PETROBRAS should indemnify that subsidiary for supposed losses caused by the privatization of its investments in subsidiaries and associated companies, alleging abusive exercise of its controlling power.

However, the plaintiffs in the suit filed a motion for clarification of judgment, resulting in a change in the previous judgment and a new decision, in the same Third Civil Court that heard the appeal, by a majority of votes, declaring that PETROBRAS has a legitimate interest in contesting the suit.

(Expressed in millions of United States dollars,

As a result of this decision, on February 23, 2000, PETROBRAS filed motion to reverse or annul, and the Sixth Group of the Civil Court of Appeals of Rio de Janeiro unanimously approved a point of order deciding that this motion should only be considered after judgment of the merit of the appeal, which is still pending examination by the Third Civil Court. This decision was published in the Official Daily Government Newspaper of the State of Rio de Janeiro on October 3, 2000, whereupon the records were returned to the Third Civil Court. Based on the opinion of its internal legal counsel, the Company considers the possibility of the loss of this legal case to be remote.

PETROBRAS was sued by several oil product distributors alleging that PETROBRAS does not pass on to state governments the Value-added Tax on Sales and Services (ICMS) retained by PETROBRAS for interstate sales of naphtha. The Company believes these amounts represent valid state value added tax credits, which the Company may claim when paying state value-added tax charged on certain intrastate transactions. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Collectively, these claims totaled approximately US$ 394 at December 31, 2001 of approximately US$ 32 was effectively withdrawn from the Company's accounts as a result of judicial rulings of advance relief.

PETROBRAS, with the support of the state and federal authorities, has succeeded in impeding the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that were improperly withdrawn from its accounts.

On February 21, 2002, a Brazilian court published a ruling in favor of the Rio de Janeiro State Federation of Fishermen in their lawsuit against the Company stemming from the oil spill that occurred on January 18, 2000 in the Guanabara Bay (see Note 17(c)). The Federation of Fishermen initially requested damages for a variety of claims, including consequential damages and the infliction of emotional distress, in the amount of approximately US$ 224. The judge, however, refused to award the amount claimed and specified that proof of actual damages must be provided to the court. Proof of actual damages inflicted on the fishermen is pending, however, we believe that the amounts ultimately paid by the Company will be immaterial.

At December 31, 2001 and December 31, 2000, in accordance with Brazilian law, the Company had paid US$ 337 and US$ 230 into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

(Expressed in millions of United States dollars,

(c) Environmental Matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites. Management believes that payments required to comply with these laws will not have a material adverse effect on the operations or cash flows of the Company.

On January 18, 2000, a pipeline from one of the Company's terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. The Company has spent approximately US$ 53 for cleaning up the oil in the Guanabara Bay, inclusive of a US$ 18 fine imposed under Brazilian law and US$ 8 the Company contributed to a fund created by the Federal Government to protect the Guanabara Bay. On January 19, 2001, pursuant to a new and untested Brazilian law, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. This lawsuit could result in the imposition of additional fines against the Company and/or a judicial order requesting the Company to perform services to improve the environment. The Company is currently contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company and 9 other employees. The Company is also subject to several other investigations and potential civil and criminal lawsuits as a result of this spill. However, the Company cannot predict if the outcome of these proceedings will have a material adverse effect on the operations of the Company.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligates the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA), state environmental agencies and local environmental agencies and non-governmental agencies, to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil within 240 days from the enactment of the resolution. This resolution also mandated that the Company perform within a six-month period, an independent environmental audit of all of our industrial installations located in the State of Rio de Janeiro. Finally, the resolution required all companies with activities related to the production of oil and oil products in Brazil to submit to the National Council for the Environment, within 180 days, a plan and schedule for the implementation of independent environmental audits in all of their respective plants located in Brazil. On August 8, 2000, the Company filed with the National Council for the Environment a plan and schedule for the implementation of independent environmental audits in all of the Company's plants located in Brazil. According to this plan and schedule, we expect to complete these audits by the end of 2003.

(Expressed in millions of United States dollars,

On July 16, 2000 an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. A portion of the oil leaked into the Barigui River and the Iguaçu River. PETROBRAS spent approximately US$ 38, including US$ 20 in fines imposed by the State of Paraná and IBAMA to clean the rivers affected by the spill. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages. The Company has filed its response to this action. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. However, the Company cannot predict whether these proceedings will have a material adverse effect on the operations of the Company.

On November 4, 2000 the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company's Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the wind and river currents, the spill affected certain beaches in São Sebastião and Ilhabela. PETROBRAS immediately notified the relevant authorities and initiated the clean up of the spill, which was concluded on November 8, 2000. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines on the basis that the Cypriot company was responsible for the navigation of the ship into the terminal.

On February 16, 2001 the Company's Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled fuel oil into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. The Company finalized the cleaning of the river surface on February 20, 2001, recovering a significant quantity of fuel oil. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which the Company is contesting through administrative proceedings.

On March 15, 2001 a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute (IBAMA) US$ 3 in April 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

On October 18, 2001, as a result of a collision between the vessel Norma, owned by TRANSPETRO, and a rock, naphtha leaked into the sea at the exit from the port of Paranaguá. The accident, attributed to incorrect positioning of the signaling buoys at the site, did not cause any significant damage to the environment.

The Company believes that future payments related to environmental clean up activities resulting from these incidents, if any, will not be material. These incidents, however, reinforced the need to implement the Company's Environmental Management and Operational Safety Excellence Program, whereby the Company has committed to spend approximately US$ 916 through 2003 to upgrade its pipelines and other equipment, implement new technologies and improve the Company's emergency response readiness. As of December 31, 2001 the Company had spent approximately US$ 604 under this program.

18 Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a) Foreign Currency Risk Management

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

(Expressed in millions of United States dollars,

During 2001 the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

The Company realized a net loss in 2001 associated with its zero cost foreign exchange collar contracts of US$ 77, which is comprised of market value losses (US$ 75) and payments made under the agreement (US$ 2).

(b) Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of oil and oil product prices. The Company's commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period to reduce the Company's exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. For the years ending December 31, 2001, December 31, 2000, and December 31, 1999 the Company carried out hedging activities on 21.20%, 13.85 % and 12.67%, respectively, of its total traded volume, and recognized losses of US$ 6, US$ 12 and US$ 11, respectively.

Additionally, in January 2001, the Company sold a series of put options to two counterparts to ensure a minimum price of US$ 14.00 per barrel for 52 million barrels produced from its Barracuda and Caratinga oil and gas fields located in the Campos Basin for the period January 1, 2004 to December 31, 2007. The puts were subsequently sold to the special purpose company associated with the project. The puts were written to ensure the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company treats this derivative instrument as a non-hedge derivative instrument. During 2001, the Company realized a net gain of US$ 5.

(c) Interest Rate Risk Management

The Company's interest rate risk is a function of the Company's long-term debt and, to a lessor extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

19 Financial Instruments

In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

(a) Concentrations of Credit Risk

Substantial portions of the Company's assets including financial instruments are located in Brazil and substantially all of the Company's revenues and net income are generated in Brazil. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol Account, trade receivables and future contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with federal banks in accordance with federal law. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company's available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions.

The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2001 and December 31, 2000, the Company's trade receivables were primarily maintained with large distributors.

As described in Note 10, the National Treasury Securities, NTN-H may be used in the settlement of the Petroleum and Alcohol Account.

**(Expressed in millions of United States dollars,

(b) Fair Value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end.

Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol Account and trade payables approximate their carrying values. The fair value for the Company's available for sale government securities equals their carrying value as disclosed in Note 5(a).

The Company's debt included US$ 5,416 and US$ 3,864 at December 31, 2001 and December 31, 2000 that had estimated fair values of US$ 5,218 and US$ 3,753, respectively.

The call and put portion of the Company's zero cost foreign exchange collars at December 31, 2001 do not have nominal values and have a fair value of US$ 4 and US$ 123, respectively. The Company did not own these zero cost foreign exchange collars at December 31, 1999.

20 Segment Information

The following segment information has been prepared in accordance with SFAS 131 - Disclosure about Segments of an Enterprise and Related information ("SFAS 131"). Since January 1, 2001, the Company has operated under the following segments, which are described as follows:

- Exploration and Production - This segment includes the Company's exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.

- Supply - This segment includes the Company's refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes the Company's former Petrochemical and Fertilizers segment, which includes investments in various domestic petrochemical companies and the Company's two domestic fertilizer plants.

- Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company's majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

- Gas and Energy - This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company's domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors, thermal electric companies and fiber optic companies.

- International - This segment represents the Company's international activities conducted in 10 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy. This segment also includes the Company's international distribution activities upon completion of the exchange of businesses with REPSOL-YPF (Note 16). Beginning in January 1, 2001 the Company allocated administrative and corporate costs incurred by the Company's International segment to the Corporate segment within the International Segment. These costs were formerly included in the overall Corporate segment. Relevant amounts for all periods presented have been reclassified to conform to the current year segment presentation.

Certain of the Company's assets are used jointly by the different businesses. The Company believes that allocation of the assets themselves on any basis would be arbitrary and could result in unreasonable fluctuations between periods presented. Accordingly, those jointly - used assets are presented as corporate and have not been allocated in the selected financial information by segment.

Revenue and net income information for the Gas and Energy segment are combined with the revenue and net income information of the Exploration and Production segments prior to January 1, 2001 because the changes in the Company's systems required to accommodate the Company's new segment reporting did not permit the practicable separation of revenue and cost information for these segments in those prior periods. The Company does not believe this classification of the Gas and Energy revenue and net income information materially changes the overall segment presentation.

(Expressed in millions of United States dollars, unless otherwise stated)

	Year ended December 31, 2001							
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	1,529	4,125	604	566	1,002	7,425	(925)	14,326
Cash and cash equivalents	-	553	60	145	30	6,572		7,360
Other current assets	1,529	3,572	544	421	972	853	(925)	6,966
Investments in non-consolidated companies and other investments	5	281	52	36	22	103		499
Property, plant and equipment, net	12,133	4,026	1,373	1,080	309	258		19,179
Non current assets	325	250	637	33	192	2,099	(676)	2,860
Petroleum and Alcohol Account						81		81
Government securities		3				209		212
Other assets	325	247	637	33	192	1,809	(676)	2,567
Total assets	13,992	8,682	2,666	1,715	1,525	9,885	(1,601)	36,864

(Expressed in millions of United States dollars,

							Year ended December 31, 2001
							International
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Current assets	215	170	6	124	84	(33)	566
Cash and cash equivalents	72	30		11	32		145
Other current assets	143	140	6	113	52	(33)	421
Investments in non-consolidated companies and other investments	5	25	3	3			36
Property, plant and equipment, net	766	217	3	93	1		1.080
Non current assets	11	11	1	8	2		33
Petroleum and Alcohol Account							
Government securities							
Other assets	11	11	1	8	2		33
Total assets	997	423	13	228	87	(33)	1,715

(Expressed in millions of United States dollars,

	Year ended December 31, 2000							
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	807	5,249	136	526	1,090	6,187	(1,469)	12,526
Cash and cash equivalents		342	72	119	38	5,255		5,826
Other current assets	807	4,907	64	407	1,052	932	(1,469)	6,700
Investments in non-consolidated companies and other investments	25	376	50	10	36	33		530
Property, plant and equipment, net	11,549	4,661	1,564	924	299	240		19,237
Non current assets	244	396	398	75	223	6,188	(681)	6,843
Petroleum and Alcohol Account						1,509		1,509
Government securities					2	3,540		3,542
Other assets	244	396	398	75	221	1,139	(681)	1,792
Total assets	12,625	10,682	2,148	1,535	1,648	12,648	(2,150)	39,136

(Expressed in millions of United States dollars,

	Year ended December 31, 2000						
	International						
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Current assets	369	89			63	5	526
Cash and cash equivalents	111	6			2		119
Other current assets	258	83			61	5	407
Investments in non-consolidated companies and other investments	10						10
Property, plant and equipment, net	633	291					924
Non current assets	21	54					75
Petroleum and Alcohol Account							
Government securities							
Other assets	21	54					75
Total assets	1,033	434			63	5	1,535

(Expressed in millions of United States dollars,

Year ended December 31, 2001

	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	308	15,969	659	777	6,836			24,549
Intersegment net operating revenues	9,796	5,757	177	71	100		(15,901)	
Net operating revenues	10,104	21,726	836	848	6,936		(15,901)	24,549
Cost of sales	(3,766)	(17,279)	(600)	(541)	(6,310)		15,689	(12,807)
Depreciation, depletion and amortization	(1,228)	(301)	(62)	(101)	(28)	(9)		(1,729)
Exploration, including exploratory dry holes and impairment	(463)			(86)				(549)
Selling, general and administrative expenses	(128)	(745)	(46)	(57)	(414)	(361)		(1,751)
Research and development expenses	(63)	(40)	(3)			(26)		(132)
Costs and expenses	(5,648)	(18,365)	(711)	(785)	(6,752)	(396)	15,689	(16,968)
Results of non-consolidated companies		28	8	(44)				(8)
Debt expenses, net	(372)	(112)	(322)	12	(1)	444	3	(348)
Employee benefit expense						(594)		(594)
Other expenses, net	(458)	319	(29)	88	24	(1,783)		(1,839)
Income before income taxes and minority interest	3,626	3,596	(218)	119	207	(2,329)	(209)	4,792
Income tax benefits (expense)	(1,187)	(1,058)	(11)	(91)	(101)	974	85	(1,389)
Minority interest			122	(4)	(28)	(2)		88
Net income (loss)	2,439	2,538	(107)	24	78	(1,357)	(124)	3,491

(Expressed in millions of United States dollars,

	Year ended December 31, 2001						
	International						
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	217	469		90	1		777
Intersegment net operating revenues	178	160				(267)	71
Net operating revenues	395	629		90	1	(267)	848
Cost of sales	(129)	(597)		(76)	(1)	262	(541)
Depreciation, depletion and amortization	(94)	(6)		(1)			(101)
Exploration, including exploratory dry holes	(86)						(86)
Selling, general and administrative expenses	(36)	(9)		(7)	(5)		(57)
Research and development expenses							
Costs and expenses	(345)	(612)		(84)	(6)	262	(785)
Results of non-consolidated companies					(44)		(44)
Debt expenses, net	13	(1)					12
Employee benefit expense							
Other expenses, net	100	(1)		(1)	(10)		88
Income before income taxes and minority interest	163	15		5	(59)	(5)	119
Income tax benefits (expense)	(58)	(8)		(29)	4		(91)
Minority interest		(4)					(4)
Net income (loss)	105	3		(24)	(55)	(5)	24

(Expressed in millions of United States dollars, unless otherwise stated)

	Year ended December 31, 2000							
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	891	18,620		794	6,650			26,955
Intersegment net operating revenues	11,248	5,605			98		(16,951)	
Net operating revenues	12,139	24,225		794	6,748		(16,951)	26,955
Cost of sales	(4,100)	(19,709)		(414)	(6,042)		16,816	(13,449)
Depreciation, depletion and amortization	(1,256)	(519)		(141)	(31)	(75)		(2,022)
Exploration, including exploratory dry holes and impairment	(412)			(65)				(477)
Selling, general and administrative expenses	(52)	(579)		(51)	(381)	(387)		(1,450)
Research and development expenses	(58)	(49)		(1)		(44)		(152)
Costs and expenses	(5,878)	(20,856)		(672)	(6,454)	(506)	16,816	(17,550)
Results of non-consolidated companies		19			7			26
Debt expenses, net	(302)	(310)		(4)	5	259	(19)	(371)
Employee benefit expense						(370)		(370)
Other expenses, net	(73)	(270)		(1)	(56)	(487)		(887)
Income before income taxes and minority interest	5,886	2,808		117	250	(1,104)	(154)	7,803
Income tax benefits (expense)	(1,958)	(971)		(21)	(70)	479	18	(2,523)
Minority interest		106		(3)	(41)			62
Net income (loss)	3,928	1,943		93	139	(625)	(136)	5,342

(Expressed in millions of United States dollars, unless otherwise stated)

	Year ended December 31, 2000						
	International						
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	221	564			9		794
Intersegment net operating revenues	230					(230)	
Net operating revenues	451	564			9	(230)	794
Cost of sales	(105)	(532)			(7)	230	(414)
Depreciation, depletion and amortization	(137)	(4)					(141)
Exploration, including exploratory dry holes	(65)						(65)
Selling, general and administrative expenses	(48)	(3)					(51)
Research and development expenses	(1)						(1)
Costs and expenses	(356)	(539)			(7)	230	(672)
Results of non-consolidated companies							
Debt expenses, net	(2)	(2)					(4)
Employee benefit expense							
Other expenses, net	2	(1)			(2)		(1)
Income before income taxes and minority interest	95	22					117
Income tax benefits (expense)	(21)						(21)
Minority interest		(3)					(3)
Net income (loss)	74	19					93

(Expressed in millions of United States dollars, unless otherwise stated)

	Year ended December 31, 1999							
	Exploration and production	Supply	Gas and energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	369	10,098		333	5,558			16,358
Intersegment net operating revenues	7,026	4,544			116		(11,686)	
Net operating revenues	7,395	14,642		333	5,674		(11,686)	16,358
Cost of sales	(2,167)	(12,721)		(97)	(5,178)		11,953	(8,210)
Depreciation, depletion and amortization	(1,667)	(432)		(114)	(31)	(18)		(2,262)
Exploration, including exploratory dry holes	(226)			(69)				(295)
Selling, general and administrative expenses	(19)	(414)		(75)	(204)	(570)		(1,282)
Research and development expenses						(108)		(108)
Costs and expenses	(4,079)	(13,567)		(355)	(5,413)	(696)	11,953	(12,157)
Results of non-consolidated companies		30			9			39
Debt expenses, net	(847)	(1,847)		48	(85)	199		(2,532)
Employee benefit expense						(319)		(319)
Other expenses, net		(87)		(22)	(240)	(94)		(443)
Income before income taxes and minority interest	2,469	(829)		4	(55)	(910)	267	946
Income tax benefits (expense)	(815)	294			(10)	282		(249)
Minority interest		12			18			30
Net income (loss)	1,654	(523)		4	(47)	(628)	267	727

(Expressed in millions of United States dollars,

	Year ended December 31, 1999						
	International						
	Exploration and production	Supply	Gas and energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	129	197			7		333
Intersegment net operating revenues	183					(183)	
Net operating revenues	312	197			7	(183)	333
Cost of sales	(83)	(186)			(11)	183	(97)
Depreciation, depletion and amortization	(113)	(1)					(114)
Exploration, including exploratory dry holes	(69)						(69)
Selling, general and administrative expenses	(72)				(3)		(75)
Research and development expenses							
Costs and expenses	(337)	(187)			(14)	183	(355)
Results of non-consolidated companies							
Debt expenses, net	45	(2)			5		48
Employee benefit expense							
Other expenses, net	(22)						(22)
Income before income taxes and minority interest	(2)	8			(2)		4
Income tax benefits (expense)							
Minority interest							
Net income (loss)	(2)	8			(2)		4

(Expressed in millions of United States dollars, unless otherwise stated)

Capital expenditures were as follows:

	Years ended December 31		
	Capital expenditures		
	2001	**2000**	**1999**
Exploration and production	2,866	2,581	2,398
Supply	642	569	521
Gas and energy	192	50	956
International			
Exploration and production	318	236	202
Supply	3	9	190
Gas and energy	3		
Distribution	2		
Distribution	86	68	64
Corporate	142	70	20
	4,254	3,583	4,351

The Company's gross sales, classified by geographic destination, are as follows:

	Years ended December 31		
	2001	**2000**	**1999**
Brazil	30,122	30,630	22,190
International	4,023	4,866	1,277
	34,145	35,496	23,467

The total amounts sold of products and services to the two principal customers in 2001, 2000 and 1999 were US$ 2,907, US$ 3,045, US$ 2,736 and US$ 2,871, US$ 2,815, US$ 2,649, respectively.

(Expressed in millions of United States dollars,

21 Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of business.

Transactions with major related parties resulted in the following balances:

	As of December 31			
	2001		2000	
	Assets	Liabilities	Assets	Liabilities
PETROS (Pension fund)	665	27	2	30
Banco do Brasil S.A.	5,378	25	5,368	188
BNDES (Note 11(b))		943		1,080
Federal Government	114		84	
ANP	6		8	
Restricted deposits for legal Proceedings	335		230	
Government securities (Note 5)	39		3,542	
Petroleum and Alcohol Account - Receivable from Federal Government (Note 10)	81		1,509	
Others	663	26	424	26
	7,281	1,021	11,167	1,324
Current	5,700	163	5,705	337
Long-term	1,581	858	5,462	987

(Expressed in millions of United States dollars,

These balances are included in the following balance sheet classifications:

	As of December 31			
	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Assets				
Current				
Cash and cash equivalents	5,378		5,368	
Accounts receivable	131		72	
Other current assets	191		265	
Other				
Government securities -	39		3,542	
Petroleum and Alcohol Account - receivable from Federal Government	81		1,509	
Restricted deposits for legal proceedings	335		230	
Pension Fund	665			
Other assets	461		181	
Liabilities				
Current				
Current portion of long-term debt		85		85
Current liabilities		58		60
Short term debt		20		192
Long-term				
Long-term debt		848		976
Other liabilities		10		11
	7,281	1,021	11,167	1,324

**(Expressed in millions of United States dollars,

The principal amounts of business and financial operations carried out with related parties are as follows:

	Years ended December 31					
	2001		2000		1999	
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services						
Centrais Elet. do Norte do Brasil S.A. - Eletronorte	120		152		101	
Manaus Energia S.A.	214		127		149	
Others	569		449		236	
Financial income						
Petroleum and Alcohol Account - Receivable from Federal Government (Note 10)	16		35		99	
Government securities (Note 5)	243		292		384	
Others	863		609		289	
Financial expenses		(118)		(151)		(802)
Other expenses, net		(405)		(106)		
	2,025	(523)	1,664	(257)	1,258	(802)

(Expressed in Millions of United States Dollars, Unless Otherwise Stated)

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities ("SFAS 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (d) and (e) present information on PETROBRAS' estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country's oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS' effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a new regulatory framework ending PETROBRAS' exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had "established prospects." To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

During 2001, PETROBRAS returned to the ANP the rights over 59 concessions previously granted to the Company on August 6, 1998. On August 6, 1998, PETROBRAS and ANP signed concession contracts relating to 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas. In May 1998, PETROBRAS relinquished 26 exploratory areas out of the 115 initially granted by ANP, and obtained an extension of its exclusive exploration period from three to five years with respect to 34 exploration areas and from three to six years with respect to two exploration areas.

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)
(Expressed in Millions of United States Dollars, Unless Otherwise Stated)

The "International" geographic area represents BRASPETRO's activities in Angola, Argentina, Bolivia, Colombia, Nigeria, the United Kingdom and the United States of America. The Company has no non-consolidated companies involved in exploration and production activities.

(i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and abandonment allowances:

	As of December 31, 2001		
	Brazil	**International**	**Worldwide**
Unproved oil and gas properties	165	340	505
Proved oil and gas properties	12,976	1,083	14,059
Support equipment	9,686	14	9,700
Gross capitalized costs	22,827	1,437	24,264
Depreciation and depletion	(13,425)	(671)	(14,096)
	9,402	766	10,168
Construction and installations in progress	2,731		2,731
Net capitalized costs	12,133	766	12,899

PETRÓLEO BRASILEIRO S.A. -
PETROBRAS and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)
(Expressed in Millions of United States Dollars, Unless Otherwise Stated)

	As of December 31, 2000		
	Brazil	**International**	**Worldwide**
Unproved oil and gas properties	103	230	333
Proved oil and gas properties	12,928	1,200	14,128
Support equipment	9,760	11	9,771
Gross capitalized costs	22,791	1,441	24,232
Depreciation and depletion	(13,994)	(808)	(14,802)
	8,797	633	9,430
Construction and installations in progress	2,752		2,752
Net capitalized costs	11,549	633	12,182

(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2001		
	Brazil	**International**	**Worldwide**
Property acquisitions			
Proved			
Unproved	62	121	183
Exploration costs	528	110	638
Development costs	2,411	119	2,530
	3,001	350	3,351

Supplementary Information on Oil and Gas
Exploration and Production Activities (Unaudited)
(Expressed in Millions of United States Dollars,
Unless Otherwise Stated)

	Year ended December 31, 2000		
	Brazil	**International**	**Worldwide**
Property acquisitions			
Proved		4	4
Unproved	92	16	108
Exploration costs	540	112	652
Development costs	2,445	125	2,570
	3,077	257	3,334

	Year ended December 31, 1999		
	Brazil	**International**	**Worldwide**
Property acquisitions			
Proved			
Unproved	8	28	36
Exploration costs	382	82	464
Development costs	2,119	89	2,208
	2,509	199	2,708

(iii) Results of operations for oil and gas producing activities

The Company's results of operations from oil and gas producing activities for the years ending December 31, 2001, 2000 and 1999 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to supply segment in Brazil. In 2000, the Company began exporting a small portion of the its Brazilian oil production and selling it at spot prices determined at the shipment's destination point. Because the Brazilian spot market for oil and gas products has not yet been developed, the Company estimates the price of Brazilian crude oil based upon a netback pricing methodology based upon year end prices for Brent crude oil, giving effect to product quality and transportation considerations within Brazil including tariffs, refining allocation and availability considerations, and internal demand. The prices calculated by the Company's model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company's model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

(Expressed in Millions of United States Dollars,

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

	Year ended December 31, 2001		
	Brazil	**International**	**Worldwide**
Revenues:			
Sales to third parties	308	217	525
Intersegment	9,796	178	9,974
	10,104	395	10,499
Production costs	(3,766)	(112)	(3,878)
Exploration expenses	(334)	(70)	(404)
Depreciation, depletion, amortization	(1,228)	(94)	(1,322)
Impairment of oil and gas properties	(129)	(16)	(145)
Results before income taxes	4,647	103	4,750
Income tax expense	(1,580)	(43)	(1,623)
Results of operations	3,067	60	3,127

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)
(Expressed in Millions of United States Dollars, Unless Otherwise Stated)

	Year ended December 31, 2000		
	Brazil	International	Worldwide
Revenues:			
Sales to third parties	891	221	1,112
Intersegment	11,248	230	11,478
	12,139	451	12,590
Production costs	(4,100)	(89)	(4,189)
Exploration expenses	(397)	(43)	(440)
Depreciation, depletion, amortization	(1,256)	(137)	(1,393)
Impairment of oil and gas properties	(15)	(22)	(37)
Results before income taxes	6,371	160	6,531
Income tax benefit (expense)	(2,166)	(66)	(2,232)
Results of operations	4,205	94	4,299

	Year ended December 31, 1999		
	Brazil	International	Worldwide
Revenues:			
Sales to third parties	369	129	498
Intersegment	7,026	183	7,209
	7,395	312	7,707
Production costs	(2,167)	(79)	(2,246)
Exploration expenses	(226)	(69)	(295)
Depreciation, depletion, amortization	(1,667)	(113)	(1,780)
Impairment of oil and gas properties			
Results before income taxes	3,335	51	3,386
Income tax benefit (expense)	(1,234)	(18)	(1,252)
Results of operations	2,101	33	2,134

(iv) Reserve quantities information

The Company's estimated net proved oil and gas reserves and changes thereto for the years 2001, 2000 and 1999 are shown in the following table. Proved reserves are estimated by the Company's reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars, Unless Otherwise Stated)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)		
	Brazil	**International**	**Worldwide**	**Brazil**	**International**	**Worldwide**
Worldwide Net Proved Developed and Undeveloped Reserves						
Reserves at January 1, 1999	7,313.6	156.9	7,470.5	4,402.6	850.8	5,253.4
Revisions of previous estimates	1,260.4	(6.8)	1,253.6	2,613.8	(185.6)	2,428.2
Extensions, discoveries and improved recovery	4.7		4.7	81.7	6.8	88.5
Purchase of reserves in place		2.2	2.2			
Sales of reserves in place	(22.4)	(8.3)	(30.7)	(8.6)		(8.6)
Production for the year	(400.9)	(20.9)	(421.8)	(228.7)	(34.4)	(263.1)
Reserves at December 31, 1999	8,155.4	123.1	8,278.5	6,860.8	637.6	7,498.4
Revisions of previous estimates	610.3	7.8	618.1	(182.9)	1,574.2	1,391.3
Extensions, discoveries and improved recovery		14.3	14.3	2.4	0.3	2.7
Purchase of reserves in place		1.5	1.5			
Sales of reserves in place	(91.3)		(91.3)	(18.3)		(18.3)
Production for the year	(447.0)	(17.8)	(464.8)	(395.2)	(38.9)	(434.1)
Reserves at December 31, 2000	8,227.4	128.9	8,356.3	6,266.8	2,173.2	8,440.0
Revisions of previous estimates	(949.6)	(0.3)	(949.9)	401.1	13.0	414.1
Extensions, discoveries and improved recovery	877.6	2.2	879.8	835.3	65.5	900.8
Sales of reserves in place	(31.6)	(20.2)	(51.8)	(194.0)	(38.8)	(232.8)
Production for the year	(471.0)	(14.6)	(485.6)	(423.9)	(50.7)	(474.6)
Reserves at December 31, 2001	7,652.8	96.0	7,748.8	6,885.3	2,162.2	9,047.5
Net Proved Developed Reserves						
At January 1, 1999	2,766.0	106.9	2,872.9	1,847.6	400.3	2,247.9
At December 31, 1999	3,181.5	80.4	3,261.9	3,604.6	349.0	3,953.6
At December 31, 2000	3,780.8	80.1	3,860.9	3,614.3	1,368.4	4,982.7
At December 31, 2001	3,899.4	66.6	3,966.0	3.946.0	1,336.8	5,282.8

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company's internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company's International Area are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 percent midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of PETROBRAS' expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS' future cash flows or the value of its oil and gas reserves.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)

(Expressed in Millions of United States Dollars, Unless Otherwise Stated)

	Brazil	International	Worldwide
At December 31, 2001			
Future cash inflows	129,989	5,217	135,206
Future production costs	(56,087)	(1,356)	(57,443)
Future development costs	(9,650)	(277)	(9,927)
Future income tax expenses	(21,810)	(1,526)	(23,336)
Undiscounted future net cash flows	42,442	2,058	44,500
10 percent midyear annual discount for timing of estimated cash flows	(21,531)	(1,023)	(22,554)
Standardized measure of discounted future net cash flows	20,911	1,035	21,946
At December 31, 2000			
Future cash inflows	182,737	6,241	188,978
Future production costs	(70,620)	(1,954)	(72,574)
Future development costs	(10,431)	(504)	(10,935)
Future income tax expenses	(33,394)	(1,312)	(34,706)
Undiscounted future net cash flows	68,292	2,471	70,763
10 percent midyear annual discount for timing of estimated cash flows	(36,671)	(1,096)	(37,767)
Standardized measure of discounted future net cash flows	31,621	1,375	32,996
At December 31, 1999			
Future cash inflows	197,641	3,134	200,775
Future production costs	(69,965)	(928)	(70,893)
Future development costs	(12,206)	(140)	(12,346)
Future income tax expenses	(38,109)	(609)	(38,718)
Undiscounted future net cash flows	77,361	1,457	78,818
10 percent midyear annual discount for timing of estimated cash flows	(41,720)	(546)	(42,266)
Standardized measure of discounted future net cash flows	35,641	911	36,552

(Expressed in Millions of United States Dollars,

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide		
	2001	**2000**	**1999**	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
Balance at January 1	31,621	35,641	7,265	1,375	911	495	32,996	36,552	7,760
Sales and transfers of oil and gas, net of production costs	(6,338)	(8,039)	(5,228)	(283)	(362)	(233)	(6,621)	(8,401)	(5,461)
Development costs incurred	2,411	2,445	2,119	119	125	89	2,530	2,570	2,208
Purchases of reserves					18	12		18	12
Sales of reserves	(550)	(336)	(267)	(163)		(4)	(713)	(336)	(271)
Extensions, discoveries and improved recovery, less related costs	2,629	2	98	95	96	13	2,724	98	111
Revisions of previous quantity estimates	(3,944)	1,126	5,031	163	618	(202)	(3,781)	1,744	4,829
Net changes in prices and production costs	(15,446)	(5,393)	43,115	(507)	311	861	(15,953)	(5,082)	43,976
Changes in future development costs	(339)	(1,303)	(2,366)	(147)	(164)	24	(486)	(1,467)	(2,342)
Accretion of discount	5,670	5,406	1,056	(14)	114	64	5,656	5,520	1,120
Net change in income taxes	5,197	2,072	(15,182)	397	(292)	(208)	5,594	1,780	(15,390)
Balance at December 31	20,911	31,621	35,641	1,035	1,375	911	21,946	32,996	36,552